UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated February 25, 2018
Commission File Number: 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.
(Translation of registrant’s name in English)

Aydınevler Mahallesi İnönü Caddesi No:20
Küçükyalı Ofispark
34854 Maltepe
Istanbul, Turkey

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒          Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐          No ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐          No ☒
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐          No ☒
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________
Enclosure: A press release dated April 24, 2018 announcing Turkcell’s First Quarter 2018 results and Q1 2018 IFRS Report.

TURKCELL ILETISIM HIZMETLERI FIRST QUARTER 2018 RESULTS “STRONG START TOWARDS 3-YEAR TARGETS”

First Quarter 2018 Results

Contents
HIGHLIGHTS
COMMENTS BY KAAN TERZIOGLU, CEO	4

FINANCIAL AND OPERATIONAL REVIEW
FINANCIAL REVIEW OF TURKCELL GROUP	6
OPERATIONAL REVIEW OF TURKCELL TURKEY	9

TURKCELL INTERNATIONAL
lifecell	10
BeST	11
Kuzey Kıbrıs Turkcell	11
FINTUR	11
TURKCELL GROUP SUBSCRIBERS	12

OVERVIEW OF THE MACROECONOMIC ENVIRONMENT	12

RECONCILIATION OF NON-GAAP FINANCIAL MEASUREMENTS	13

Appendix A – Tables	15

•
Please note that all financial data is consolidated and comprises that of Turkcell Iletisim Hizmetleri A.S. (the “Company”, or “Turkcell”) and its subsidiaries and associates (together referred to as the “Group”), unless otherwise stated.

•	We have three reporting segments:
o
“Turkcell Turkey” which comprises all of our telecom related businesses in Turkey (as used in our previous releases in periods prior to Q115, this term covered only the mobile businesses). All non-financial data presented in this press release is unconsolidated and comprises Turkcell Turkey only figures, unless otherwise stated. The terms “we”, “us”, and “our” in this press release refer only to Turkcell Turkey, except in discussions of financial data, where such terms refer to the Group, and except where context otherwise requires.

o	“Turkcell International” which comprises all of our telecom related businesses outside of Turkey.
o	“Other subsidiaries” which is mainly comprised of our information and entertainment services, call center business revenues, financial services revenues and inter-business eliminations.
•
In this press release, a year-on-year comparison of our key indicators is provided and figures in parentheses following the operational and financial results for March 31, 2018 refer to the same item as at March 31, 2017. For further details, please refer to our consolidated financial statements and notes as at and for March 31, 2018, which can be accessed via our website in the investor relations section (www.turkcell.com.tr).

•	Selected financial information presented in this press release for the first and fourth quarters of 2017 and the first quarter of 2018 is based on IFRS figures in TRY terms unless otherwise stated.
•
In accordance with our strategic approach and IFRS requirements, Fintur is classified as ‘held for sale’ and reported as discontinued operations as of October 2016. Certain operating data that we previously presented with Fintur included has been restated without Fintur.

•	In the tables used in this press release totals may not foot due to rounding differences. The same applies to the calculations in the text.
•	Year-on-year and quarter-on-quarter percentage comparisons appearing in this press release reflect mathematical calculation.

2

First Quarter 2018 Results

FINANCIAL HIGHLIGHTS

TRY million	Q117	Q417	Q118	y/y %	q/q %
Revenue	4,053	4,666	4,762	17.5%	2.0%
EBITDA[1]	1,400	1,739	2,022	44.4%	16.3%
EBITDA Margin (%)	34.5%	37.3%	42.5%	8.0pp	5.2pp
Net Income	459	216	501	9.2%	132.0%

FIRST QUARTER HIGHLIGHTS
•	Operational momentum maintained:
o	Mobile triple play subscriber ratio[2] at 58.7%, up 16pp year-on-year; and multiplay with TV subscriber ratio[3] at 45.7%, up 7pp year-on-year
o	Data usage of 4.5G users at 6.1GB in March
o	16 million 4.5G compatible smartphones on our network, up 1 million QoQ
•	Solid financial results achieved:
o	All time high quarterly revenue and EBITDA at the Group level
o	Group revenues up 17.5% YoY and 48% on two year cumulative basis
o	Group EBITDA up 44.4% YoY with an EBITDA margin of 42.5%
-	Without IFRS 9, 15, 16 (early adoption) impacts, Group EBITDA at TRY1,699 million on 21.3% growth with an EBITDA margin of 35.7%
o	Group net income up 9.2% YoY to TRY501 million (TRY459 million) on strong operational performance
•	On March 5, 2018, Fintur transferred its 51.3% total shareholding in Azertel Telekomunikasyon Yatirim Diş Ticaret A.Ş to Azerbaijan International Telecom LLC, for EUR221.7 million
•	On March 20, 2018, Fintur completed the transfer of its 99.99% shareholding in Geocell LLC to Silknet JSC, for US$153 million
•	On March 29, 2018, TRY1.9 billion dividend approved at the General Assembly
•	On April 11, 2018, US$500 million Eurobond issuance completed. This Eurobond is the first and only issuance with 10 year maturity among Turkish corporates since 2015
•	Guidance[4] announced at the Capital Markets day held on March 14th
o	2018 guidance: Revenue growth of 14%-16%, EBITDA margin of 37%-40% and operational capex over sales ratio[5] of 19%-18%
o	Medium term guidance (2018-2020): Revenue CAGR[6] of 14%-16%, EBITDA margin of 37%-40% and operational capex over sales ratio[5] of around 18%-16%

(1) EBITDA is a non-GAAP financial measure. See page 13 for the explanation of how we calculate Adjusted EBITDA and its reconciliation to net income.
(2) Share among mobile voice users excluding subscribers who have not used their lines in the last 3 months
(3) Multiplay subscribers with TV: Internet + TV users & internet + TV + voice users
(4) Please note that this paragraph contains forward looking statements based on our current estimates and expectations regarding market conditions for each of our different businesses. No assurance can be given that actual results will be consistent with such estimates and expectations. For a discussion of factors that may affect our results, see our Annual Report on Form 20-F for 2017 filed with U.S. Securities and Exchange Commission, and in particular, the risk factor section therein.
(5) Excluding license fee
(6) Compound annual growth rate that is calculated between 2017 and 2020.
For further details, please refer to our consolidated financial statements and notes as at and for March 31, 2018 which can be accessed via our website in the investor relations section (www.turkcell.com.tr).

3

First Quarter 2018 Results

COMMENTS BY KAAN TERZIOGLU, CEO

Encouraged by the financial success of our digital transformation, our digital model goes global
The first quarter of 2018 has been a period in which we solidified our international digital growth strategy, and observed close interest from a wide array of parties - including investors and international operators – in our digital transformation journey. In Turkey, we marked a first by testing over 1 Gbps speed on our 4.5G network while launching 4G services in Ukraine. We unveiled lifecell Europe in Germany and lifecell Ventures, which carries the mission to take our digital services abroad, at the GSMA World Mobile Congress to a global audience. Through lifecell Ventures, we opened up fizy, Dergilik and lifebox to international markets. We have modernized our brand identity and logo in Turkey and completed the digital and visual transformation of our stores. We announced our three-year strategy and upwards revised our guidance at the Turkcell Capital Markets Day. We issued another asset-backed security for TRY100 million from the Financell loan portfolio. In early April, we successfully issued a new US$500 million senior unsecured 10-year note, further strengthening our balance sheet, despite the fragility of global markets. All these actions and more were made possible within such a short period of time thanks to the agility, efficiency and vision we have gained through Turkcell’s digital transformation.
Strong start towards 3-year targets
Our first quarter financial and operational performance has confirmed our progress towards our three-year targets on the back of a continued strong trend. Group revenues rose 17.5% year on year to TRY4.8 billion. We have observed the positive reflection of the continuous improvement in our operational performance while reflecting the latest IFRS impacts. EBITDA1 grew by 44.4% to TRY2.0 billion and the EBITDA margin to 42.5% by 8.0 percentage points. Net income rose 9.2% year-on-year to TRY501 million. We gained 536 thousand net mobile subscribers, 155 thousand of which were postpaid, reaching 34.6 million subscribers in the mobile segment and 37.3 million in total in Turkey. Nearly 59%2 of our mobile customers have actively used voice, data and at least one digital service, increasing our triple-play ratio. In the fixed segment, our fiber subscribers exceeded 1.2 million on a 44 thousand quarterly increase. Multiplay users with TV+ reached 45.7%3. Customer loyalty continued its positive trend; our mobile churn rate was 4.2% this quarter.
Digital export with Lifecell Ventures; international money transfer with BiP
At the GSMA World Mobile Congress in Barcelona, we presented our subsidiary lifecell Ventures to a global audience as the franchise holder of our digital services for other operators around the world. A month later, we redefined Turkcell Europe as “lifecell Europe” in Germany in accordance with our digital operator concept. Through lifecell Europe, we introduced our digital music platform fizy, digital publishing app Dergilik and personal cloud app lifebox to the German market.
Meanwhile, BiP, which has entered our lives as an instant messaging platform, marked another first in the sector by launching a new innovative feature: domestic money transfer without the need for a bank account. Through BiP, we have also made international money transfer possible in 57 countries.
We continue to improve the user experience in other digital services with new features. lifebox, the most preferred personal cloud service in Turkey, today offers face, object and venue recognition, enabling easier image search within the application.
1 Gbps speed on our 4.5G network
On April 1st, we celebrated the second anniversary of 4.5G services in Turkey with a speed test for 1 Gbps through LTE-Advanced and three carrier aggregation technologies. We achieved this speed for the first time on a live network, confirming necessary steps being taken towards our readiness for 5G. Further, we offer 10 Gbps speed on our fiber network. Our efforts towards an ultra-high-speed broadband experience enhances our ongoing work to develop 5G use-cases with a wide range of ecosystem players, including universities and international institutions.

4

First Quarter 2018 Results

lifecell was the first to offer 4G services in Ukraine
Earlier this quarter, lifecell, our subsidiary in Ukraine, was awarded the 15 MHz band at both 2600 MHz and 1800 MHz tenders, becoming the operator with the widest LTE spectrum in the country per subscriber. On March 30th, lifecell became the first operator in Ukraine to launch 4G services. We are confident that lifecell’s strong network will serve as a solid base to offer the real digital experience to its customers.
We have raised our three year guidance
We announced our three year guidance4 at the Capital Markets Day on March 14, 2018. Accordingly, we target revenue growth of 14% - 16%, an EBITDA margin of 37% - 40% and operational capex over sales ratio5 of 18% - 16%. We have also raised our guidance for 2018, which we had previously disclosed with our fourth quarter results. While a higher EBITDA margin reflects the impact of new IFRS standards, we expect to achieve higher revenue growth through the monetization of 4.5G and digital services.
We delivered our dividend distribution policy
Our shareholders approved the distribution of TRY1.9 billion in dividends at the AGM on March 29. Including this, we will have distributed 60% of our net income since 2010. Meanwhile, three representatives of our major shareholder, Turkcell Holding, have been elected to the Turkcell Board of Directors. We appreciate both of these decisions that we believe favor all of our shareholders.
Global confidence in Turkcell is confirmed once again
Global investor confidence in Turkcell was confirmed once again with our issuance of a 10-year note in early April. We are pleased to see that demand for our note stood at twice the level available, despite a market where investors were cautious and volatility was high. Listed on the Irish Stock Exchange, our USD500 million issuance bore a 5.8% coupon rate. Since its last issuance in 2015, Turkcell remains the only Turkish corporate to have tapped the bond market with a 10-year maturity note.
We work tirelessly to locally develop a national AI as well as technology that serve our people
We hosted the ninth annual Turkcell Technology Summit where over 10 thousand attendees and nearly 100 Turkish and international opinion leaders met at over 30 sessions to brainstorm technology and its management. At the summit, we reiterated our determination to be the frontrunner in Turkey’s advancement of upcoming technologies, where AI, coupled with 5G technology, will shape our lives.
During the summit, we announced a partnership with the DQ Institute and the Ministry of Education of Turkey to improve children’s digital literacy. Within this partnership, internationally tested digital literacy content – “DQ World” – will be made available in Turkish to 8-12 year-old school children. With this program, children will learn 8 key digital skills including protection from exposure to harmful content and avoiding harmful behavior in the digital space.
We have had a strong start to 2018 and are progressing in step with our targets. We thank all our colleagues for the role they have played in our success, along with our Board of Directors for their unyielding trust and support. We also express our gratitude to our customers and business partners, who have remained with us throughout our success story.
(1) EBITDA is a non-GAAP financial measure. See page 13 for the explanation of how we calculate Adjusted EBITDA and its reconciliation to net income.
(2) Share among mobile voice users excluding subscribers who have not used their lines in the last 3 months
(3) Multiplay subscribers with TV: Internet + TV users & internet + TV + voice users

5

First Quarter 2018 Results

(4) Please note that this paragraph contains forward looking statements based on our current estimates and expectations regarding market conditions for each of our different businesses. No assurance can be given that actual results will be consistent with such estimates and expectations. For a discussion of factors that may affect our results, see our Annual Report on Form 20-F for 2017 filed with U.S. Securities and Exchange Commission, and in particular, the risk factor section therein.
(5) Excluding license fee
FINANCIAL AND OPERATIONAL REVIEW
Financial Review of Turkcell Group

Profit & Loss Statement (million TRY)	Q117	Q417	Q118	y/y %	q/q %
Revenue	4,052.6	4,666.0	4,761.6	17.5%	2.0%
Cost of revenue[1]	(2,616.6)	(3,016.2)	(3,114.8)	19.0%	3.3%
Cost of revenue1/Revenue	(64.6%)	(64.6%)	(65.4%)	(0.8pp)	(0.8pp)
Depreciation and amortization	(628.4)	(700.5)	(979.8)	55.9%	39.9%
Gross Margin	35.4%	35.4%	34.6%	(0.8pp)	(0.8pp)
Administrative expenses	(199.8)	(67.3)	(214.9)	7.6%	219.3%
Administrative expenses/Revenue	(4.9%)	(1.4%)	(4.5%)	0.4pp	(3.1pp)
Selling and marketing expenses	(464.6)	(544.1)	(389.8)	(16.1%)	(28.4%)
Selling and marketing expenses/Revenue	(11.5%)	(11.7%)	(8.2%)	3.3pp	3.5pp
EBITDA[2]	1,399.9	1,738.9	2,022.0	44.4%	16.3%
EBITDA Margin	34.5%	37.3%	42.5%	8.0pp	5.2pp
EBIT[3]	771.5	1,038.4	1,042.1	35.1%	0.4%
Net finance income / (costs)	(146.6)	(106.7)	(313.5)	113.8%	193.8%
Finance income	201.5	471.3	464.8	130.7%	(1.4%)
Finance costs	(348.1)	(578.0)	(778.3)	123.6%	34.7%
Other income / (expense)	3.7	(625.8)	(33.5)	n.m	(94.6%)
Non-controlling interests	(12.8)	(20.5)	(24.2)	89.1%	18.0%
Income tax expense	(157.2)	(69.5)	(170.2)	8.3%	144.9%
Discontinued operations	-	-	-	-	-
Net Income	458.6	215.9	500.8	9.2%	132.0%

(1) Including depreciation and amortization expenses.
(2) EBITDA is a non-GAAP financial measure. See page 13 for the explanation of how we calculate Adjusted EBITDA and its reconciliation to net income.
(3) EBIT is a non-GAAP financial measure and is equal to EBITDA minus depreciation and amortization expenses.

Revenue of the Group grew by 17.5% year-on-year in Q118. This growth was mainly driven by the continued monetization of 4.5G on the back of rising data and digital services usage as well as increased multiplay subscribers on both mobile and fixed side. A larger mobile subscriber base in Turkey with a higher postpaid ratio also supported this growth.

Turkcell Turkey revenues, at 86% of Group revenues, grew by 15.6% to TRY4,117 million (TRY3,563 million).

-	Data and digital services revenues grew by 16.0% to TRY2,768 million (TRY2,386 million).
o
Increased smartphone penetration, larger number of data users and higher data consumption per user were the main drivers of data and digital services revenue growth on the mobile side. On the fixed side the main drivers were a growing subscriber base, price adjustments, and an increased share of multiplay subscribers with TV.

o	Revenues from our digital publishing service Dergilik, TV+, music platform fizy, personal cloud service lifebox and other mobile services helped the growth of data and digital services revenues.
-	Wholesale revenues grew by 52.8% to TRY166 million (TRY108 million) due to increased carrier traffic and the positive impact of TRY depreciation on FX based revenues.
Turkcell International revenues, constituting 6% of Group revenues, rose by 12.6% to TRY279 million (TRY248 million), mainly with the increase in lifecell, BeST and Kuzey Kıbrıs Turkcell revenues.

6

First Quarter 2018 Results

Other subsidiaries’ revenues, at 8% of Group revenues, which includes information and entertainment services, call center revenues and revenues from financial services grew by 51.0% to TRY365 million (TRY242 million). This was mainly driven by the increase in the consumer finance company’s revenues to TRY212 million (TRY116 million) in Q118.

Cost of revenue increased to 65.4% (64.6%) as a percentage of revenues in Q118. This was mainly due to the rise in depreciation and amortization expenses (5.1pp), despite the decline in radio costs (0.9pp), interconnect costs (0.6pp), treasury share (0.5pp) and other cost items (2.3pp).

The impact of new IFRS standards is TRY271 million negative in depreciation and amortization expenses and TRY191 million positive in other cost of revenue items.

Administrative expenses declined to 4.5% (4.9%) as a percentage of revenues in Q118. The impact of new IFRS standards is TRY9 million positive.

Selling and marketing expenses declined to 8.2% (11.5%) as a percentage of revenues in Q118. This was driven by the decline in selling expenses (2.4pp), prepaid subscriber frequency usage fees (0.2pp), marketing expenses (0.2pp) and other cost items (0.5pp).

Impact of new IFRS standards is TRY125 million positive.

EBITDA1 rose by 44.4% year-on-year in Q118 leading to an 8.0pp increase in EBITDA margin to 42.5% (34.5%). Cost of revenue (excluding depreciation and amortization) declined by 4.3pp, administrative expenses declined by 0.4pp and selling and marketing expenses declined by 3.3pp as a percentage of revenues.

The impact of new IFRS standards on EBITDA is TRY323 million positive. Excluding IFRS impacts, EBITDA rose 21.3% on the back of strong revenue growth and effective cost management. Organic EBITDA growth was also supported by the reorganization of sales channel and the increased contribution of the consumer finance company.

-	Turkcell Turkey’s EBITDA grew by 40.4% to TRY1,781 million (TRY1,269 million) with an EBITDA margin of 43.3% (35.6%) on 7.7pp increase. The impact of new IFRS standards is TRY300 million positive.
-	Turkcell International EBITDA increased by 53.8% to TRY93 million (TRY60 million) leading to an EBITDA margin of 33.2% (24.3%). The impact of new IFRS standards is TRY25 million positive.
-
The EBITDA of other subsidiaries rose by 110.2% to TRY148 million (TRY70 million) with the increasing contribution of our consumer finance company. The impact of new IFRS standards is TRY3 million negative.

Net finance expense increased to TRY313 million (TRY147 million) in Q118. This was mainly due to higher translation losses and the higher interest expense of loans. The impact of new IFRS standards is TRY56 million negative.

Income tax expense increased 8.3% year-on-year in Q118. Please see Appendix A for details.

Net income of the Group rose to TRY501 million (TRY459 million) in Q118, mainly due to solid operational performance and effective cost control measures despite the rise in net finance expense.

Total cash & debt: Consolidated cash as of March 31, 2018 declined to TRY4,590 million from TRY4,712 million as of December 31, 2017. TRY2,125 million (US$538 million) of consolidated cash was denominated in US$, TRY1,032 million (EUR212 million) in EUR and TRY1,432 million in TRY and other local currencies.

Consolidated debt as of March 31, 2018 rose to TRY15,130 million from TRY12,536 million as of December 31, 2017. This was mainly due to the increased debt portfolio of our consumer finance company, Turkcell Turkey and the FX impact on foreign currency denominated debt. Moreover, TRY1,128 million of our total debt is comprised of rent lease obligations resulting from the implementation of IFRS 16.

•	Consolidated debt breakdown excluding rent lease obligations resulting from the implementation of IFRS 16:
-
Turkcell Turkey’s debt was TRY9,429 million, of which TRY3,982 million (US$1,009 million) was denominated in US$, TRY5,029 million (EUR1,033 million) in EUR, TRY127 million (CNY203 million) in CNY and the remaining TRY290 million in TRY.

-	The debt balance of lifecell was TRY620 million, of which TRY585 million (UAH3,935 million) was denominated in UAH and the remaining TRY34 million (EUR7 million) in EUR.

7

First Quarter 2018 Results

-
Our consumer finance company had a debt balance of TRY3,950 million, of which TRY1,430 million (US$362 million) was denominated in US$, and TRY1,049 million (EUR216 million) in EUR with the remaining TRY1,471 million in TRY.

(1) EBITDA is a non-GAAP financial measure. See page 13 for the explanation of how we calculate adjusted EBITDA and its reconciliation to net income.

•
TRY659 million of IFRS16 rent lease obligations is denominated in TRY, TRY237 million (US$60 million) in US$, TRY139 million (EUR28 million) in EUR and the remaining balance in other local currencies. (please note that the figures in parentheses refer to US$ or EUR equivalents)

TRY9,412 million of our consolidated debt is set at a floating rate, while TRY5,717 million will mature within less than a year.

Net debt as of March 31, 2018 was at TRY10,541 million. Excluding the rent lease obligations resulting from the implementation of IFRS 16, net debt was at TRY9,413 million with a net debt to EBITDA ratio of 1.4 times. Excluding consumer finance company consumer loans, our telco only net debt was at TRY5,014 million with a leverage of 0.8 times.

Turkcell Group’s short position was at US$204 million as at the end of Q118. Excluding the impact of the implementation of IFRS 16, our short position was at US$109 million. This is below US$500 million as advised by our Board considering the size of our operations and balance sheet.  (Please note that this figure takes into account advance payments, hedging and excludes FX swap transactions for TL borrowing).

Cash flow analysis: Capital expenditures, including non-operational items, amounted to TRY720.5 million (excluding the impact of new IFRS standards) in Q118. The cash flow item noted as “other” in Q118 included mainly tax and prepaid subscribers frequency usage fee payments (TRY545 million) and the negative impact of the decrease in trade payables (TRY1,174 million), the increase in trade receivables (TRY286 million) and the change in other working capital (TRY291 million).

In Q118, operational capital expenditures (excluding license fees) at the Group level were at 11.5% of total revenues.

Consolidated Cash Flow (million TRY)	Q117	Q417	Q118
EBITDA[1]	1,399.9	1,738.9	2,022.0
LESS:
Capex and License	(571.4)	(1,806.6)	(720.5)
Turkcell Turkey	(533.4)	(1,716.6)	(529.9)
Turkcell International[2]	(35.0)	(82.8)	(188.3)
Other Subsidiaries[2]	(3.0)	(7.2)	(2.4)
Net interest Income/ (expense)	10.9	250.0	180.5
Other	(991.1)	541.3	(2,295.8)
Net Change in Borrowing	549.9	82.2	691.1
Cash generated / (used)	398.2	805.8	(122.7)
Cash balance before dividend payment	6,450.5	5,712.3	4,589.7
Dividend paid	-	(1,000.0)	-
Cash balance after dividend payment	6,450.5	4,712.3	4,589.7
(1) EBITDA is a non-GAAP financial measure. See page 13 for the explanation of how we calculate adjusted EBITDA and its reconciliation to net income.
(2) The impact from the movement of reporting currency (TRY) against local currencies of subsidiaries in other countries is included in these lines.

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First Quarter 2018 Results

Operational Review of Turkcell Turkey

Summary of Operational data	Q117	Q417	Q118	y/y %	q/q %
Number of subscribers (million)	35.8	36.7	37.3	4.2%	1.6%
Mobile Postpaid (million)	17.7	18.5	18.6	5.1%	0.5%
Mobile M2M (million)	2.1	2.3	2.4	14.3%	4.3%
Mobile Prepaid (million)	15.7	15.6	16.0	1.9%	2.6%
Fiber (thousand)	1,085.5	1,204.3	1,248.7	15.0%	3.7%
ADSL (thousand)	879.6	921.4	916.6	4.2%	(0.5%)
IPTV (thousand)	402.0	505.9	535.0	33.1%	5.8%
Churn (%)
Mobile Churn (%)[1]	5.0%	7.1%	4.2%	(0.8pp)	(2.9pp)
Fixed churn (%)	5.2%	5.7%	5.3%	0.1pp	(0.4pp)
ARPU (Average Monthly Revenue per User) (TRY)
Mobile ARPU, blended	28.8	30.4	31.5	9.4%	3.6%
Mobile ARPU, blended (excluding M2M)	30.5	32.3	33.6	10.2%	4.0%
Postpaid	41.7	43.8	45.4	8.9%	3.7%
Postpaid (excluding M2M)	47.0	49.6	51.5	9.6%	3.8%
Prepaid	14.3	15.1	15.3	7.0%	1.3%
Fixed Residential ARPU, blended	53.1	55.2	55.3	4.1%	0.2%
Average mobile data usage per user (GB/user)	3.0	4.3	4.4	46.7%	2.3%
Mobile MoU (Avg. Monthly Minutes of usage per subs) blended	323.7	353.4	344.8	6.5%	(2.4%)

(1) In Q117, our churn policy was revised to extend from 9 months to 12 months (the period at the end of which we disconnect prepaid subscribers who have not topped up above TRY10). Additionally, under our revised policy, prepaid customers who last topped up before March will be disconnected at the latest by year-end. Please note that figures for prior periods have not been restated to reflect this change in churn policy.

On the mobile front, our subscriber base expanded by 536 thousand quarterly net additions, reaching 34.6 million in total. This was mainly driven by 382 thousand quarterly net additions to our prepaid subscribers. Meanwhile, we registered 155 thousand quarterly net additions to postpaid subscribers, reaching 53.8% (52.9%) of our total mobile subscriber base.

Our fixed subscriber base has continued to grow reaching 2.2 million subscribers on 44 thousand quarterly net additions of fiber subscribers, despite five thousand quarterly net loss of ADSL subscribers. IPTV subscribers reached 535 thousand on 29 thousand quarterly net additions. Total TV users including OTT TV only customers reached 2.4 million. As of April, the Turkcell TV+ mobile application has been downloaded 7.6 million times.

In Q118, our mobile churn rate was 4.2%, while our fixed churn rate was 5.3%.

Mobile ARPU (excluding M2M) rose by 10.2% year-on-year in Q118. Mobile ARPU growth was mainly driven by increased data and digital services usage, our upsell efforts, price adjustment and larger postpaid subscriber base. ARPU growth was also supported by the increased share of triple play subscribers, who use voice, data and digital services combined, to 58.7%1.

Fixed Residential ARPU rose 4.1% in Q118 year-on-year, positively impacted by the increase in multiplay subscribers with TV2 to 45.7% of total residential fiber subscribers, along with upsell efforts.

Average mobile data usage per user rose by 46.7% in Q118 year-on-year driven by increased usage of data and digital services offerings. Average mobile data usage of 4.5G users was at 5.8GB in Q118 and 6.1GB in March. Our smartphone penetration reached 73% in Q118, while 4.5G enabled smartphones reached 70% of total smartphones.

(1) Share among mobile voice users excluding subscribers who have not used their lines in the last 3 months
(2) Multiplay subscribers with TV: Internet + TV users & internet + TV + voice users

9

First Quarter 2018 Results

TURKCELL INTERNATIONAL

lifecell* Financial Data	Q117	Q417	Q118	y/y%	q/q%
Revenue (million UAH)	1,180.2	1,269.2	1,207.9	2.3%	(4.8%)
EBITDA (million UAH)	319.7	331.3	504.9	57.9%	52.4%
EBITDA margin (%)	27.1%	26.1%	41.8%	14.7pp	15.7pp
Net income / (loss) (million UAH)	(137.9)	(179.6)	(178.2)	29.2%	(0.8%)
Capex (million UAH)	237.6	414.3	2,588.7	989.5%	524.8%
Revenue (million TRY)	159.7	178.0	167.9	5.1%	(5.7%)
EBITDA (million TRY)	43.2	46.5	69.8	61.6%	50.1%
EBITDA margin (%)	27.1%	26.1%	41.6%	14.5pp	15.5pp
Net income / (loss) (million TRY)	(18.7)	(25.2)	(24.9)	33.2%	(1.2%)

(*) Since July 10, 2015, we hold a 100% stake in lifecell.

lifecell (Ukraine) revenues increased 2.3% year-on-year in Q118 in local currency terms, mainly driven by growth in mobile data revenues on the back of increased data users and higher data consumption. lifecell’s EBITDA in local currency terms increased 57.9% year-on-year leading to an EBITDA margin of 41.8%.

lifecell’s revenues in TRY terms rose by 5.1%, while EBITDA increased by 61.6% year-on-year in Q118. The impact of new IFRS standards on lifecell’s EBITDA is TRY24.4 million positive in Q118.

lifecell Operational Data*	Q117	Q417	Q118	y/y%	q/q %
Number of subscribers (million)[1]	12.3	11.1	10.3	(16.3%)	(7.2%)
Active (3 months)[2]	8.9	8.0	7.7	(13.5%)	(3.8%)
MOU (minutes) (12 months)	127.2	135.7	138.5	8.9%	2.1%
ARPU (Average Monthly Revenue per User), blended (UAH)	31.9	37.0	37.7	18.2%	1.9%
Active (3 months) (UAH)	43.3	52.3	51.4	18.7%	(1.7%)

(1) We may occasionally offer campaigns and tariff schemes that have an active subscriber life differing from the one that we normally use to deactivate subscribers and calculate churn.
(2) Active subscribers are those who in the past three months made a revenue generating activity.
(*) Since July 10, 2015, we hold a 100% stake in lifecell.

lifecell’s three-month active subscriber base declined to 7.7 million, mainly due to the declining multiple SIM card usage trend in the country. Blended ARPU (3-month active) rose by 18.7% year-on-year in Q118, mostly on rising mobile data consumption and a greater number of customers with higher ARPU tariffs.

lifecell continued to grow three-month active 3G data users, which exceeded 3.8 million as at the end of Q118, while data usage per 3G user increased 73% in Q118 on a year-on-year basis. Meanwhile, lifecell continued to lead the market in terms of smartphone penetration, which reached 70% as at the end of Q118.

On January 31, 2018, lifecell participated in the 2600 MHz frequency tender as part of the 4G License Tender. lifecell was awarded the license for 15 years, bidding UAH909.3 million for the 15 MHz frequency band, the total of Lot 1 and Lot 2. Furthermore, on March 6, 2018 at the 1800 MHz frequency tender, lifecell was awarded a 15 years license for the 15 MHz frequency band on Lot 1 for UAH795.0 million. On March 30, 2018, lifecell was the first to launch LTE services in Ukraine.

Moreover, lifecell continued to enrich its digital services portfolio. In addition to its fizy radio platform service, in April lifecell launched the complete fizy service in the Ukrainian market with both local and international content.

10

First Quarter 2018 Results

BeST*	Q117	Q417	Q118	y/y%	q/q%
Number of subscribers (million)	1.6	1.6	1.6	-	-
Active (3 months)	1.3	1.3	1.2	(7.7%)	(7.7%)
Revenue (million BYN)	24.0	30.4	29.2	21.7%	(3.9%)
EBITDA (million BYN)	(1.3)	1.8	5.3	n.m	194.4%
EBITDA margin (%)	(5.3%)	6.0%	18.2%	23.5pp	12.2pp
Net loss (million BYN)	(13.3)	(9.4)	(10.0)	(24.8%)	6.4%
Capex (million BYN)	3.0	5.1	30.0	900.0%	488.2%
Revenue (million TRY)	46.0	58.2	56.6	23.0%	(2.7%)
EBITDA (million TRY)	(2.4)	3.5	10.3	n.m	194.3%
EBITDA margin (%)	(5.2%)	6.0%	18.2%	23.4pp	12.2pp
Net loss (million TRY)	(25.6)	(18.0)	(19.4)	(24.2%)	7.8%
Capex (million TRY)	5.8	10.6	59.6	927.6%	462.3%

(*)BeST, in which we hold an 80% stake, has operated in Belarus since July 2008.

BeST revenues rose by 21.7% year-on-year in Q118 in local currency terms, driven mainly by growth in voice and mobile data revenues. BeST’s EBITDA margin rose to 18.2%, mainly driven by top-line growth and better operational expense management as well as the positive impact of new IFRS standards implementation.

BeST’s revenues in TRY terms rose by 23.0% year-on-year in Q118 while its EBITDA margin rose to 18.2%. The impact of new IFRS standards on BeST’s EBITDA is TRY6.7 million positive in Q118.

BeST continued to offer its 4G services in all regions of Belarus, increasing its coverage. The increased penetration of 4G services among subscribers led to greater data revenues. In accordance with Turkcell’s global digital services strategy, BeST continued to increase the penetration of its digital services within its customer base. Accordingly, during the quarter, BeST launched a digital publishing service.

Kuzey Kıbrıs Turkcell (million TRY)*	Q117	Q417	Q118	y/y%	q/q%
Number of subscribers (million)	0.5	0.5	0.5	-	-
Revenue	36.2	41.2	43.5	20.2%	5.6%
EBITDA	13.0	10.6	14.1	8.5%	33.0%
EBITDA margin (%)	36.0%	25.7%	32.4%	(3.6pp)	6.7pp
Net income	7.6	7.7	7.3	(3.9%)	(5.2%)
Capex	3.6	14.2	15.1	319.4%	6.3%

(*) Kuzey Kıbrıs Turkcell, in which we hold a 100% stake, has operated in Northern Cyprus since 1999.

Kuzey Kıbrıs Turkcell revenues grew by 20.2% year-on-year in Q118 on the back of growing mobile data and device sales revenues. EBITDA rose 8.5% leading to an EBITDA margin of 32.4%. Decline in EBITDA margin was mainly due to the rise in the cost of devices sold and interconnection costs. The impact of new IFRS standards on Kuzey Kıbrıs Turkcell’s EBITDA is TRY1.4 million positive in Q118.

Fintur had operations in Azerbaijan, Kazakhstan, Moldova and Georgia, and we hold a 41.45% stake in the company. In accordance with our strategic approach and IFRS requirements, Fintur is classified as ‘held for sale’ and reported as discontinued operations as of October 2016.

On March 5, 2018, Fintur transferred its 51.3% total shareholding in Azertel Telekomunikasyon Yatirim Diş Ticaret A.Ş to Azerbaijan International Telecom LLC, a fully state-owned company of the Republic of Azerbaijan, for EUR221.7 million.

On March 20, 2018, Fintur completed the transfer of its 99.99% total shareholding in Geocell LLC to Silknet JSC, a joint stock company organized under the laws of Georgia, for a total consideration of US$153 million.

These transactions have no impact on our financial statements since Fintur is classified as “assets held for sale” in our financials.

11

First Quarter 2018 Results

Turkcell Group Subscribers

Turkcell Group subscribers amounted to approximately 50.1 million as of March 31, 2018. This figure is calculated by taking the number of subscribers of Turkcell Turkey and each of our subsidiaries. It includes the total number of mobile, fiber, ADSL and IPTV subscribers of Turkcell Turkey, and the mobile subscribers of lifecell and BeST, as well as those of Kuzey Kıbrıs Turkcell and lifecell Europe.

Turkcell Group Subscribers	Q117	Q417	Q118	y/y%	q/q%
Mobile Postpaid (million)	17.7	18.5	18.6	5.1%	0.5%
Mobile Prepaid (million)	15.7	15.6	16.0	1.9%	2.6%
Fiber (thousand)	1,085.5	1,204.3	1,248.7	15.0%	3.7%
ADSL (thousand)	879.6	921.4	916.6	4.2%	(0.5%)
IPTV (thousand)	402.0	505.9	535.0	33.1%	5.8%
Turkcell Turkey subscribers (million)[1]	35.8	36.7	37.3	4.2%	1.6%
Ukraine	12.3	11.1	10.3	(16.3%)	(7.2%)
Belarus	1.6	1.6	1.6	-	-
Kuzey Kıbrıs Turkcell	0.5	0.5	0.5	-	-
lifecell Europe[2]	0.3	0.3	0.3	-	-
Turkcell Group Subscribers (million)	50.4	50.2	50.1	(0.6%)	(0.2%)
(1) Subscribers to more than one service are counted separately for each service.
(2) The “wholesale traffic purchase” agreement, signed between Turkcell Europe GmbH operating in Germany and Deutsche Telekom for five years in 2010, had been modified to reflect the shift in business model to a “marketing partnership”. The new agreement between Turkcell and a subsidiary of Deutsche Telekom was signed on August 27, 2014. The transfer of Turkcell Europe operations to Deutsche Telekom’s subsidiary was completed on January 15, 2015. Subscribers are still included in the Turkcell Group Subscriber figure. Turkcell Europe was rebranded as lifecell Europe on January 15, 2018.

OVERVIEW OF THE MACROECONOMIC ENVIRONMENT

The foreign exchange rates used in our financial reporting, along with certain macroeconomic indicators, are set out below.

	Q117	Q417	Q118	y/y%	q/q%
GDP Growth (Turkey)	5.4%	7.3%	n.a	n.a	n.a
Consumer Price Index (Turkey)	4.3%	4.3%	2.8%	(1.5%)	(1.5%)
US$ / TRY rate
Closing Rate	3.6386	3.7719	3.9489	8.5%	4.7%
Average Rate	3.6665	3.7942	3.8077	3.9%	0.4%
EUR / TRY rate
Closing Rate	3.9083	4.5155	4.8673	24.5%	7.8%
Average Rate	3.9012	4.4747	4.6795	20.0%	4.6%
US$ / UAH rate
Closing Rate	26.98	28.07	26.54	(1.6%)	(5.5%)
Average Rate	27.09	27.05	27.42	1.2%	1.4%
US$ / BYN rate*
Closing Rate	1.8720	1.9727	1.9501	4.2%	(1.1%)
Average Rate	1.9109	1.9812	1.9663	2.9%	(0.8%)

12

First Quarter 2018 Results

RECONCILIATION OF NON-GAAP FINANCIAL MEASUREMENTS: We believe Adjusted EBITDA, among other measures, facilitates performance comparisons from period to period and management decision making. It also facilitates performance comparisons from company to company. Adjusted EBITDA as a performance measure eliminates potential differences caused by variations in capital structures (affecting interest expense), tax positions (such as the impact of changes in effective tax rates on periods or companies) and the age and book depreciation of tangible assets (affecting relative depreciation expense). We also present Adjusted EBITDA because we believe it is frequently used by securities analysts, investors and other interested parties in evaluating the performance of other mobile operators in the telecommunications industry in Europe, many of which present Adjusted EBITDA when reporting their results.

Our Adjusted EBITDA definition includes Revenue, Cost of Revenue excluding depreciation and amortization, Selling and Marketing expenses and Administrative expenses, but excludes translation gain/(loss), finance income, finance expense, share of profit of equity accounted investees, gain on sale of investments, minority interest and other income/(expense).

Nevertheless, Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation from, or as a substitute for analysis of, our results of operations, as reported under IFRS. The following table provides a reconciliation of Adjusted EBITDA, as calculated using financial data prepared in accordance with IFRS as issued by the IASB, to net profit, which we believe is the most directly comparable financial measure calculated and presented in accordance with IFRS as issued by the IASB.

Turkcell Group (million TRY)	Q117	Q417	Q118	y/y%	q/q%
Adjusted EBITDA	1,399.9	1,738.9	2,022.0	44.4%	16.3%
Depreciation and amortization	(628.4)	(700.5)	(979.8)	55.9%	39.9%
Finance income	201.5	471.3	464.8	130.7%	(1.4%)
Finance costs	(348.1)	(578.0)	(778.3)	123.6%	34.7%
Other income / (expense)	3.7	(625.8)	(33.5)	n.m	(94.6%)
Consolidated profit from continued operations before income tax & minority interest	628.6	305.8	695.2	10.6%	127.3%
Income tax expense	(157.2)	(69.5)	(170.2)	8.3%	144.9%
Consolidated profit from continued operations before minority interest	471.4	236.3	525.0	11.4%	122.2%
Discontinued operations	-	-	-	-	-
Consolidated profit before minority interest	471.4	236.3	525.0	11.4%	122.2%

13

First Quarter 2018 Results

NOTICE: This release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and the Safe Harbor provisions of the US Private Securities Litigation Reform Act of 1995. This includes, in particular, our targets for revenue, EBITDA and capex for 2018 and for the medium-term 2018 to 2020. More generally, all statements other than statements of historical facts included in this press release, including, without limitation, certain statements regarding the launch of new businesses, our operations, financial position and business strategy may constitute forward-looking statements.  In addition, forward-looking statements generally can be identified by the use of forward-looking terminology such as, among others, “will,” “expect,” “intend,” “estimate,” “believe”, “continue” and “guidance”.
Although Turkcell believes that the expectations reflected in such forward-looking statements are reasonable at this time, it can give no assurance that such expectations will prove to be correct.  All subsequent written and oral forward-looking statements attributable to us are expressly qualified in their entirety by reference to these cautionary statements. For a discussion of certain factors that may affect the outcome of such forward looking statements, see our Annual Report on Form 20-F for 2017 filed with the U.S. Securities and Exchange Commission, and in particular the risk factor section therein. We undertake no duty to update or revise any forward looking statements, whether as a result of new information, future events or otherwise.
The Company makes no representation as to the accuracy or completeness of the information contained in this press release, which remains subject to verification, completion and change. No responsibility or liability is or will be accepted by the Company or any of its subsidiaries, board members, officers, employees or agents as to or in relation to the accuracy or completeness of the information contained in this press release or any other written or oral information made available to any interested party or its advisers.

ABOUT TURKCELL: Turkcell is a digital operator headquartered in Turkey, serving its customers with its unique portfolio of digital services along with voice, messaging, data and IPTV services on its mobile and fixed networks. Turkcell Group companies operate in 8 countries – Turkey, Ukraine, Belarus, Northern Cyprus, Germany, Azerbaijan, Kazakhstan, Moldova. Turkcell launched LTE services in its home country on April 1st, 2016, employing LTE-Advanced and 3 carrier aggregation technologies in 81 cities. In 2G and 3G, Turkcell’s population coverage in Turkey is at 99.63% and 97.84%, respectively, as of March, 2018. Turkcell offers up to 10 Gbps fiber internet speed with its FTTH services. Turkcell Group reported TRY4.8 billion revenue in Q118 with total assets of TRY37.1 billion as of March 31, 2018. It has been listed on the NYSE and the BIST since July 2000, and is the only NYSE-listed company in Turkey. Read more at www.turkcell.com.tr

For further information please contact Turkcell

Investor Relations Tel: + 90 212 313 1888 investor.relations@turkcell.com.tr	Corporate Communications: Tel: + 90 212 313 2321 Turkcell-Kurumsal-Iletisim@turkcell.com.tr

This press release can also be viewed using the Turkcell Investor Relation app, which can be downloaded here for iOS, and here for Android mobile devices.

14

First Quarter 2018 Results

Appendix A – Tables

Table: Translation gain and loss details

Million TRY	Q117	Q417	Q118	y/y %	q/q %
Turkcell Turkey	(154.8)	(284.7)	(366.5)	136.8%	28.7%
Turkcell International	(6.9)	(9.4)	(9.4)	36.2%	-
Other Subsidiaries	4.2	(62.7)	(118.1)	n.m	88.4%
Turkcell Group	(157.5)	(356.7)	(494.0)	213.7%	38.5%

Table: Income tax expense details

Million TRY	Q117	Q417	Q118	y/y %	q/q %
Current Tax expense	(96.1)	(84.3)	(180.2)	87.5%	113.8%
Deferred Tax Income/ (expense)	(61.1)	14.8	10.0	(116.4%)	(32.4%)
Income Tax expense	(157.2)	(69.5)	(170.2)	8.3%	144.9%

15

TURKCELL ILETISIM HIZMETLERI AS

CONDENSED CONSOLIDATED INTERIM STATEMENT OF FINANCIAL POSITION
As at 31 March 2018
(Amounts expressed in thousands of Turkish Liras unless otherwise stated. Currencies other than Turkish Liras are expressed in thousands unless otherwise stated.)

	Note	31 March 2018	31 December 2017
Assets
Property, plant and equipment	9	9,751,552	9,665,408
Right-of-use assets	11	1,519,941	-
Intangible assets	10	9,279,855	8,340,410
Investment properties		620	980
Trade receivables		162,385	155,634
Receivables from financial services		1,397,815	1,297,597
Deferred tax assets		118,719	96,060
Held to maturity investments		1,151	654
Other non-current assets		308,983	356,620
Total non-current assets		22,541,021	19,913,363

Inventories		116,018	104,102
Trade receivables and accrued income		2,942,773	2,848,572
Due from related parties		7,525	5,299
Receivables from financial services		3,001,084	2,950,523
Derivative financial instruments		1,300,969	981,396
Held to maturity investments		13,480	11,338
Cash and cash equivalents		4,589,654	4,712,333
Other current assets		1,215,093	1,160,605
Subtotal		13,186,596	12,774,168
Assets classified as held for sale	12	1,345,502	1,294,938

Total current assets		14,532,098	14,069,106

Total assets		37,073,119	33,982,469

Equity
Share capital		2,200,000	2,200,000
Share premium		269	269
Treasury shares (-)		(50,427)	(56,313)
Additional paid in capital		35,026	35,026
Reserves		1,804,947	1,542,679
Remeasurements of employee termination benefit		(44,776)	(44,776)
Retained earnings		10,259,896	11,312,276
Total equity attributable to equity holders of Turkcell Iletisim Hizmetleri AS (“the Company”)		14,204,935	14,989,161
Non-controlling interests		42,683	55,927

Total equity		14,247,618	15,045,088

Liabilities
Borrowings	14	9,414,161	8,257,995
Employee benefit obligations		211,716	197,666
Provisions		207,342	197,418
Deferred tax liabilities		858,759	651,122
Other non-current liabilities		429,379	409,337
Total non-current liabilities		11,121,357	9,713,538

Borrowings	14	5,716,290	4,278,154
Current tax liabilities		170,240	103,105
Trade and other payables		2,986,108	3,696,466
Due to related parties		1,825,333	6,980
Deferred revenue		228,281	193,831
Provisions		611,453	835,199
Derivative financial instruments		166,439	110,108
Total current liabilities		11,704,144	9,223,843

Total liabilities		22,825,501	18,937,381

Total equity and liabilities		37,073,119	33,982,469
The accompanying notes on page 7 to 45 are an integral part of these condensed consolidated interim financial statements.

TURKCELL ILETISIM HIZMETLERI AS

CONDENSED CONSOLIDATED INTERIM STATEMENT OF PROFIT OR LOSS
For the three months ended 31 March 2018
(Amounts expressed in thousands of Turkish Liras unless otherwise stated. Currencies other than Turkish Liras are expressed in thousands unless otherwise stated.)

		Three months ended 31 March
	Note	2018	2017

Revenue	8	4,549,650	3,936,632
Revenue from financial services	8	211,945	115,970
Total revenue		4,761,595	4,052,602

Cost of revenue		(3,039,877)	(2,557,854)
Cost of revenue from financial services		(74,882)	(58,783)
Total cost of revenue		(3,114,759)	(2,616,637)

Gross profit		1,509,773	1,378,778
Gross profit from financial services		137,063	57,187
Total gross profit		1,646,836	1,435,965

Other income		13,894	34,978
Selling and marketing expenses		(389,802)	(464,616)
Administrative expenses		(214,883)	(199,832)
Other expenses		(47,365)	(31,290)
Operating profit		1,008,680	775,205

Finance income	6	464,812	201,494
Finance costs	6	(778,282)	(348,084)
Net finance costs		(313,470)	(146,590)

Profit before income tax		695,210	628,615

Income tax expense	7	(170,195)	(157,214)
Profit from continuing operations		525,015	471,401

Profit from discontinued operations (attributable to owners of the Company)		-	-

Profit for the period		525,015	471,401

Profit for the period is attributable to:
Owners of the Company		500,780	458,572
Non-controlling interests		24,235	12,829
Total		525,015	471,401

Basic and diluted earnings per share for profit attributable to owners of the Company (in full TL)		0.23	0.21
Basic and diluted earnings per share for profit from continuing operations attributable to owners of the Company (in full TL)		0.23	0.21
Basic and diluted earnings/(losses) per share for profit /(loss) from discontinued operations attributable to owners of the Company (in full TL)		-	-

The accompanying notes on page 7 to 45 are an integral part of these condensed consolidated interim financial statements.

TURKCELL ILETISIM HIZMETLERI AS

CONDENSED CONSOLIDATED INTERIM STATEMENT OF OTHER COMPREHENSIVE INCOME
For the three months ended 31 March 2018
(Amounts expressed in thousands of Turkish Liras unless otherwise stated. Currencies other than Turkish Liras are expressed in thousands unless otherwise stated.)

	Three months ended 31 March
	2018	2017

Profit for the period	525,015	471,401

Other comprehensive income:

Items that may be reclassified to profit or loss:
Exchange differences on translation of foreign operations	97,736	37,279
Exchange differences arising from discontinued operations	50,565	34,110
Income tax relating to these items	(56,272)	(35,225)
Other comprehensive income for the period, net of income tax	92,029	36,164
Total comprehensive income for the period	617,044	507,565

Total comprehensive income attributable to:
Owners of the Company	592,584	491,967
Non-controlling interests	24,460	15,598
Total	617,044	507,565

Total comprehensive income attributable to owners of the Company arises from:
Continuing operations	550,908	467,213
Discontinued operations	41,676	24,754
	592,584	491,967

The accompanying notes on page 7 to 45 are an integral part of these condensed consolidated interim financial statements.

TURKCELL ILETISIM HIZMETLERI AS

CONDENSED CONSOLIDATED INTERIM STATEMENT OF CHANGES IN EQUITY
For the three months ended 31 March 2018
 (Amounts expressed in thousands of Turkish Liras unless otherwise stated. Currencies other than Turkish Liras are expressed in thousands unless otherwise stated.)

	Attributable to equity holders of the Company

	Share Capital	Treasury Shares	Additional Paid-in Capital	Share Premium	Legal Reserve (*)	Reserve for Non-Controlling Interest Put Option (*)	Remeasurements of Employee Termination Benefits	Foreign Currency Translation Reserve (*)	Retained Earnings	Total	Non-Controlling Interests	Total Equity
Balance at 1 January 2017	2,200,000	(65,607)	35,026	269	1,195,204	(494,197)	(41,786)	401,889	12,780,967	16,011,765	56,632	16,068,397
Total comprehensive income
Profit for the period	-	-	-	-	-	-	-	-	458,572	458,572	12,829	471,401
Other comprehensive income
Foreign currency translation differences	-	-	-	-	-	(21,663)	-	55,058	-	33,395	2,769	36,164
Remeasurements of employee termination benefit	-	-	-	-	-	-
Other comprehensive income, net of income tax	-	-	-	-	-	(21,663)		55,058	-	33,395	2,769	36,164
Total comprehensive income	-	-	-	-	-	(21,663)		55,058	458,572	491,967	15,598	507,565
Transfer to legal reserves	-	-	-	-	4,877	-	-	-	(4,877)	-	-	-
Change in fair value of non-controlling interest	-	-	-	-	-	-	-	-	-	-	-	-
Change in reserve for non-controlling interest put option	-	-	-	-	-	-	-	-	-	-	(39,559)	(39,559)
Balance at 31 March 2017	2,200,000	(65,607)	35,026	269	1,200,081	(515,860)	(41,786)	456,947	13,234,662	16,503,732	32,671	16,536,403

Balance at 1 January 2018	2,200,000	(56,313)	35,026	269	1,643,024	(540,045)	(44,776)	439,700	11,312,276	14,989,161	55,927	15,045,088
Changes in accounting policy (Note 3)	-	-	-	-	-	-	-	543	516,761	517,304	-	517,304
Restated total equity at 1 January 2018	2,200,000	(56,313)	35,026	269	1,643,024	(540,045)	(44,776)	440,243	11,829,037	15,506,465	55,927	15,562,392
Total comprehensive income
Profit for the period	-	-	-	-	-	-	-	-	500,780	500,780	24,235	525,015
Other comprehensive income
Foreign currency translation differences	-	-	-	-	-	(32,112)	-	123,916	-	91,804	225	92,029
Total other comprehensive income, net of income tax	-	-	-	-	-	(32,112)	-	123,916	-	91,804	225	92,029
Total comprehensive income	-	-	-	-	-	(32,112)	-	123,916	500,780	592,584	24,460	617,044
Transfer to legal reserves	-	-	-	-	169,921	-	-	-	(169,921)	-	-	-
Dividends paid (Note 13)	-	5,886	-	-	-	-	-	-	(1,900,000)	(1,894,114)	(37,704)	(1,931,818)
Balance at 31 March 2018	2,200,000	(50,427)	35,026	269	1,812,945	(572,157)	(44,776)	564,159	10,259,896	14,204,935	42,683	14,247,618

(*) Included in reserves in the condensed interim consolidated statement of financial position.

The accompanying notes on page 7 to 45 are an integral part of these condensed consolidated interim financial statements.

TURKCELL ILETISIM HIZMETLERI AS

CONDENSED CONSOLIDATED INTERIM STATEMENT OF CASH FLOWS
For the three months ended 31 March 2018
 (Amounts expressed in thousands of Turkish Liras unless otherwise stated. Currencies other than Turkish Liras are expressed in thousands unless otherwise stated.)

		Three months ended
		31 March
	Note	2018	2017
Cash flows from operating activities:
Profit before income tax from
Continuing operations		525,015	471,401
Discontinued operations		-	-
Profit before income tax including discontinued operations		525,015	471,401

Adjustments for:
Depreciation and impairment of property, plant and equipment and investment properties		428,923	365,301
Amortization of intangible assets	10	550,895	263,060
Net finance income		129,709	66,157
Fair value adjustments to derivatives	15	(306,712)	(39,193)
Income tax expense		170,195	157,214
Gain on sale of property, plant and equipment		(8,694)	(10,825)
Unrealized foreign exchange losses on operating assets		551,010	(55,637)
Provisions		152,644	60,236
Deferred revenue		16,483	27,201
		2,209,468	1,304,915
Change in operating assets/liabilities
Change in trade receivables		(66,846)	305,393
Change in due from related parties		(1,935)	(482)
Change in receivables from financial services		(230,402)	(623,929)
Change in inventories		(11,916)	(10,342)
Change in other current assets		(117,138)	(604,069)
Change in other non-current assets		(84,208)	12,831
Change in due to related parties		(18,828)	(569)
Change in trade and other payables		(764,966)	(176,533)
Change in other non-current liabilities		(15,255)	(3,349)
Change in employee benefit obligations		(2,387)	10,258
Changes in other working capital		(315,039)	(112,016)
Cash generated from operations		580,548	102,108

Interest paid		(143,582)	(74,971)
Income tax paid		(167,300)	(94,118)
Net cash inflow from operating activities		269,666	(66,981)
Cash flows from investing activities:
Acquisition of property, plant and equipment	9	(548,057)	(381,706)
Acquisition of intangible assets	10	(419,174)	(181,070)
Proceeds from sale of property, plant and equipment		19,724	12,581
Proceeds from advances given for acquisition of property, plant and equipment		(84,696)	53,023
Payments for held to maturity investment		(2,645)	-
Interest received		117,141	137,059
Net cash outflow from investing activities		(917,707)	(360,113)

Cash flows from financing activities:
Proceeds from issues of loans and borrowings		10,082,368	3,354,459
Proceeds from issues of bonds		125,000	141,362
Repayment of borrowings		(9,477,504)	(2,803,965)
Dividends paid to shareholders		(19,201)	(39,559)
(Increase)/decrease in cash collateral related to loans		(47,076)	-
Payments of lease liabilities		(232,223)	-
Net cash (outflow)/inflow from financing activities		431,364	652,297

Net (decrease)/increase in cash and cash equivalents		(216,677)	225,203

Cash and cash equivalents at 1 January		4,712,333	6,052,352

Effects of exchange rate changes on cash and cash equivalents		93,998	172,961

Cash and cash equivalents at 31 March		4,589,654	6,450,516

The accompanying notes on page 7 to 45 are an integral part of these condensed consolidated interim financial statements.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2018
 (Amounts expressed in thousands of Turkish Liras unless otherwise stated. Currencies other than Turkish Liras are expressed in thousands unless otherwise stated.)

Notes to the condensed consolidated interim financial statements

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2018
(Amounts expressed in thousands of Turkish Liras unless otherwise stated. Currencies other than Turkish Liras are expressed in thousands unless otherwise stated.)

1.	Reporting entity
Turkcell Iletisim Hizmetleri Anonim Sirketi (the “Company” or “Turkcell”) was incorporated in Turkey on 5 October 1993 and commenced its operations in 1994. The address of the Company’s registered office is Maltepe Aydinevler Mahallesi Inonu Caddesi No: 20, Kucukyali Ofispark / Istanbul. The Company operates under a 25-year GSM license granted in and effective from April 1998, a 20-year 3G license granted in and effective from April 2009 and a 13-year 4.5G license granted in August 2016 and effective from April 2016. The Company’s shares are listed on Borsa Istanbul A.Ş. (“BIST”) and New York Stock Exchange (“NYSE”).
The condensed consolidated interim financial statements of the Company as at and for the three months ended 31 March 2018 comprise the Company and its subsidiaries (together referred to as the “Group”) and the Group’s interest in an associate.
These condensed consolidated interim financial statements were approved for issue on 24 April 2018.
2600 MHz frequency tender as part of the 4G License Tender, which the Group’s fully owned subsidiary lifecell based in Ukraine had applied to participate, has been held on 31 January 2018. At the tender, lifecell has been awarded with the license for 15 years bidding UAH 909,251 (TL 128,887) for 15 MHz frequency band, the total of Lot 1 and Lot 2. Payment amounting to UAH 909,251 (equivalent to TL 128,887) of license was made in cash on 1 March 2018.
1800 MHz frequency tender as part of the 4G License Tender, which the Group’s fully owned subsidiary lifecell based in Ukraine had applied to participate, was held on 6 March 2018. As a result of the tender, lifecell was awarded with the license for 15 years for 15 MHz frequency band on Lot 1 with its UAH 795,000 bid. Payment amounting to UAH 795,000 (equivalent to TL 124,587) of license was made in cash on 11 April 2018.
After failure to comply with corporate governance principles for election of independent board members, the CMB appointed 3 independent board members and 4 members, of which 2 members were chosen from the independent nominees list submitted by TeliaSonera Finland Oyj (“Sonera”), as board members who satisfy the independence criteria in 2013.  On March 29, 2018, in accordance with the shareholder proposal at the Ordinary General Assembly, 3 new members were elected to serve for 3 years instead of 3 members appointed by the CMB.  Currently, Turkcell’s board of directors consists of a total of 7 non-executive members, including 3 independent members and 1 board member who satisfy the independence criteria.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2018
(Amounts expressed in thousands of Turkish Liras unless otherwise stated. Currencies other than Turkish Liras are expressed in thousands unless otherwise stated.)

2.	Basis of preparation
These condensed consolidated interim financial statements for the three months ended 31 March 2018 have been prepared in accordance with IAS 34 Interim Financial Reporting.
These condensed consolidated interim financial statements do not include all the notes of the type normally included in annual financial statements. Accordingly, these financial statements are to be read in conjunction with the annual financial statements for the year ended 31 December 2017 and any public announcements made by the Company during the interim reporting period.
The accounting policies, presentation and methods of computation are consistent with those of the previous financial year and corresponding interim reporting period, except for the adoption of new accounting policies for transactions occurred during the three months ended 31 March 2018 as set out in Note 3.
The Group adopted IFRS 9, “Financial Instruments” and IFRS 15, “Revenue from contracts with customers” for the first time for the period beginning on 1 January 2018. The Group early adopted the new standard, IFRS 16, “Leases” for the first time for the period beginning on 1 January 2018.
The impact of adoption of   IFRS 9, “Financial Instruments ” and IFRS 15, “Revenue from contracts with customers” and  IFRS 16, “Leases” on the condensed consolidated interim financial statements and accounting policies are explained under Note 3.
3.	Changes in accounting policies
This note explains the impact of the adoption of IFRS 9 Financial Instruments, IFRS 15 Revenue from Contracts with Customers and IFRS 16 Leases on the group’s condensed consolidated interim financial statements and also discloses the new accounting policies that have been applied from 1 January 2018, where they are different to those applied in prior periods.

a)	Impact on the condensed consolidated interim financial statements

The impact of adoption of IFRS 9, IFRS 15 and IFRS 16 on the condensed consolidated interim financial position as at 31 March 2018 and for the three months ended 31 March 2018 are stated as below. The adoptions of these standards do not have a significant impact on the condensed consolidated interim other comprehensive income and condensed consolidated interim statement of cash flows.
The following tables show the adjustments recognised for each individual line item. Line items that were not affected by the changes have not been included. As a result, the sub-totals and totals disclosed cannot be recalculated from the numbers provided. The adjustments are explained in more detail by standard below.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2018
(Amounts expressed in thousands of Turkish Liras unless otherwise stated. Currencies other than Turkish Liras are expressed in thousands unless otherwise stated.)

	31 March 2018 As reported	Effect Of Change Due to IFRS 9	Effect Of Change Due to IFRS 15	Effect Of Change Due to IFRS 16	31 March 2018 exc. Adoptions
Assets
Property, plant and equipment	9,751,552	-	-	-	9,751,552
Right-of-use assets	1,519,941	-	-	1,519,941	-
Intangible assets	9,279,855	-	852,904	-	8,426,951
Investment properties	620	-	-	-	620
Trade receivables	162,385	(1,223)	-	-	163,608
Receivables from financial services	1,397,815	-	-	-	1,397,815
Deferred tax assets	118,719	-	-	6,729	111,990
Held to maturity investments	1,151	-	-	-	1,151
Other non-current assets	308,983	(324)	(8,656)	(146,189)	464,152
Total non-current assets	22,541,021	(1,547)	844,248	1,380,481	20,317,839

Inventories	116,018	-	-	-	116,018
Trade receivables and accrued income	2,942,773	45,630	7,653	5,026	2,884,464
Due from related parties	7,525	(6)	-	-	7,531
Receivables from financial services	3,001,084	(56,982)	-	-	3,058,066
Derivative financial instruments	1,300,969	-	-	-	1,300,969
Held to maturity investments	13,480	(5)	-	-	13,485
Cash and cash equivalents	4,589,654	(1,449)	-	-	4,591,103
Other current assets	1,215,093	(173)	(129,182)	(281,248)	1,625,696
Subtotal	13,186,596	(12,985)	(121,529)	(276,222)	13,597,332
Assets classified as held for sale	1,345,502	-	-	-	1,345,502

Total current assets	14,532,098	(12,985)	(121,529)	(276,222)	14,942,834

Total assets	37,073,119	(14,532)	722,719	1,104,259	35,260,673

Equity
Share capital	2,200,000	-	-	-	2,200,000
Share premium	269	-	-	-	269
Treasury shares (-)	(50,427)	-	-	-	(50,427)
Additional paid in capital	35,026	-	-	-	35,026
Reserves	1,804,947	190	784	(479)	1,804,452
Remeasurements of employee termination benefit	(44,776)	-	-	-	(44,776)
Retained earnings	10,259,896	(11,351)	549,649	(23,380)	9,744,978
Total equity attributable to equity holders of Turkcell Iletisim Hizmetleri AS (“the Company”)	14,204,935	(11,161)	550,433	(23,859)	13,689,522
Non-controlling interests	42,683	-	-	-	42,683
Total equity	14,247,618	(11,161)	550,433	(23,859)	13,732,205

Liabilities
Borrowings	9,414,161	-	-	612,495	8,801,666
Employee benefit obligations	211,716	-	-	-	211,716
Provisions	207,342	-	-	-	207,342
Deferred tax liabilities	858,759	(3,371)	147,846	-	714,284
Other non-current liabilities	429,379	-	-	-	429,379
Total non-current liabilities	11,121,357	(3,371)	147,846	612,495	10,364,387

Borrowings	5,716,290	-	-	515,623	5,200,667
Current tax liabilities	170,240	-	-	-	170,240
Trade and other payables	2,986,108	-	(276)	-	2,986,384
Due to related parties	1,825,333	-	-	-	1,825,333
Deferred revenue	228,281	-	24,716	-	203,565
Provisions	611,453	-	-	-	611,453
Derivative financial instruments	166,439	-	-	-	166,439
Total current liabilities	11,704,144	-	24,440	515,623	11,164,081

Total liabilities	22,825,501	(3,371)	172,286	1,128,118	21,528,468

Total equity and liabilities	37,073,119	(14,532)	722,719	1,104,259	35,260,673

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2018
(Amounts expressed in thousands of Turkish Liras unless otherwise stated. Currencies other than Turkish Liras are expressed in thousands unless otherwise stated.)

	Three month ended 31 March 2018 As reported	Effect Of Change Due to IFRS 9	Effect Of Change Due to IFRS 15	Effect Of Change Due to IFRS 16	Three month ended 31 March 2018 exc. Adoptions

Revenue	4,549,650	-	(2,050)	-	4,551,700
Revenue from financial services	211,945	-	-	-	211,945
Total revenue	4,761,595	-	(2,050)	-	4,763,645

Cost of revenue	(3,039,877)	-	(83,908)	3,417	(2,959,386)
Cost of revenue from financial services	(74,882)	-	-	-	(74,882)
Total cost of revenue	(3,114,759)	-	(83,908)	3,417	(3,034,268)

Gross profit	1,509,773	-	(85,958)	3,417	1,592,314
Gross profit from financial services	137,063	-	-	-	137,063
Total gross profit	1,646,836	-	(85,958)	3,417	1,729,377

Other income	13,894	-	-	-	13,894
Selling and marketing expenses	(389,802)	-	110,810	13,475	(514,087)
Administrative expenses	(214,883)	669	-	8,403	(223,955)
Other expenses	(47,365)	-	-	70	(47,435)
Operating profit	1,008,680	669	24,852	25,365	957,794

Finance income	464,812	-	-	128	464,684
Finance costs	(778,282)	(87)	-	(55,602)	(722,593)
Net finance costs	(313,470)	(87)	-	(55,474)	(257,909)

Profit before income tax	695,210	582	24,852	(30,109)	699,885

Income tax expense	(170,195)	(216)	(3,681)	6,729	(173,027)
Profit from continuing operations	525,015	366	21,171	(23,380)	526,858

Profit from discontinued operations (attributable to owners of the Company)	-	-	-	-	-
Profit for the year	525,015	366	21,171	(23,380)	526,858

Profit for the year is attributable to:
Owners of the Company	500,780	366	21,171	(23,380)	502,623
Non-controlling interests	24,235	-	-	-	24,235
Total	525,015	366	21,171	(23,380)	526,858

Basic and diluted earnings per share for profit attributable to owners of the Company (in full TL)	0.23	0.00	0.01	(0.01)	0.24

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2018
(Amounts expressed in thousands of Turkish Liras unless otherwise stated. Currencies other than Turkish Liras are expressed in thousands unless otherwise stated.)

3.	Changes in accounting policies (continued)
a)	Impact on the condensed consolidated interim financial statements (continued)

IFRS 9 Financial Instruments – Impact of adoption

IFRS 9 replaces the provisions of IAS 39 that relate to the recognition, classification and measurement of financial assets and financial liabilities, derecognition of financial instruments, impairment of financial assets and hedge accounting.

The adoption of IFRS 9 Financial Instruments from 1 January 2018 resulted in changes in accounting policies and adjustments to the amounts recognised in the condensed consolidated interim financial statements as stated below:

The total impact on the group’s retained earnings as at 1 January 2018 is as follows:

1 January 2018
Retained Earnings Opening – 31 December 2017	11,312,276
Increase in provision for receivables from financial services	(52,951)
Increase in provision for other financial assets	37,762
Deferred tax effect	3,155
Other	317
Total impact of adoption in accordance with IFRS 9	(11,717)
Retained Earnings Opening – 1 January 2018 (Including IFRS 9- excluding IFRS 15)	11,300,559
Impairment of financial assets
The group recognizes impairment charges for financial assets that are subject to the  expected credit loss model in accordance with IFRS 9 as below:

• Trade receivables resulting from operations
• Financial services receivables
• Cash and cash equivalents
• Financial investments
• Other receivables
• Other assets

Financial services receivables

On 1 January 2018, credit risks were assessed for these loans in accordance with the impairment methodology and TL (52,951) has been recognized under retained earnings.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2018
(Amounts expressed in thousands of Turkish Liras unless otherwise stated. Currencies other than Turkish Liras are expressed in thousands unless otherwise stated.)

3.	Changes in accounting policies (continued)
a)	Impact on the condensed consolidated interim financial statements (continued)

The reconciliation of impairment provision and opening balances for financial services receivables as of 1 January 2018 is stated as below:

1 January 2018
At 1 January 2018 (calculated under IAS 39)	72,992
Amounts restated through opening retained earnings	52,951
At 1 January 2018 (calculated under IFRS 9)	125,943
Current year provision at profit or loss statement – IFRS 9	43,921
Current year provision at profit or loss statement if IAS 39 was applied	39,890

Other financial assets
The group applies the IFRS 9 simplified approach to measuring expected credit losses which uses a lifetime expected loss allowance for its financial assets comprising of trade receivables, cash and cash equivalents, financial investments, other receivables and other assets.

The reconciliation of impairment provision and opening balances for other financial assets as of 1 January 2018 is stated as below:

1 January 2018
At 1 January 2018 (calculated under IAS 39)	705,440
Amounts restated through opening retained earnings	(37,762)
At 1 January 2018 (calculated under IFRS 9)	667,678
Current year provision at profit or loss statement-IFRS 9	68,672
Current year provision at profit or loss statement if IAS 39 was applied	73,285

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2018
(Amounts expressed in thousands of Turkish Liras unless otherwise stated. Currencies other than Turkish Liras are expressed in thousands unless otherwise stated.)

3.	Changes in accounting policies (continued)
a)	Impact on the condensed consolidated interim financial statements (continued)
IFRS 15 Revenue from Contracts with Customers – Impact of adoption

The impact of adoption of IFRS 15, “Revenue from contracts with customers” on retained earnings as of 1 January 2018 is stated as below:

31 December 2017
Retained earnings 1 January 2018- (including IFRS 9 effects-excluding IFRS 15 effects)	11,300,559
Recognition of asset for subscriber acquisition cost	820,866
Decrease in current assets and non-current assets	(132,685)
Deferred tax effect	(144,171)
Other	(15,532)
Adjustment to retained earnings from adoption of IFRS 15	528,478

Opening retained earnings 1 January 2018 - (including IFRS 9 and IFRS 15 effects)	11,829,037

Contract costs eligible for capitalization as incremental costs of obtaining a contract comprise commission on sale relating to postpaid contracts with acquired or retained subscribers. Contract costs are capitalized in the month of service activation if the Group expects to recover those costs. Contract costs comprise sales commissions to dealers and to own salesforce which can be directly attributed to an acquired or retained contract. Contract costs are classified as intangible assets in the condensed consolidated interim financial statements.

Contract costs capitalized prior to IFRS 15 have been classified under prepaid expenses. As of 1 January 2018, contract costs amounting to 156,879 TL has been classified from prepaid expenses to intangible assets.

Details of contract costs and related accumulated depreciation for the period 1 January - 31 March 2018 has been disclosed under Note 10.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2018
(Amounts expressed in thousands of Turkish Liras unless otherwise stated. Currencies other than Turkish Liras are expressed in thousands unless otherwise stated.)

3.	Changes in accounting policies (continued)
a)	Impact on the condensed consolidated interim financial statements (continued)

Subscriber acquisition costs
Following the adoption of IFRS 15, the costs that relate directly to fulfil a contract are capitalized as subscriber acquisition costs under intangible asset. The asset is amortised on a straight line basis over the customer life time it relates to, consistent with the pattern of recognition of the associated revenue.
b)	New standards and interpretations applied
IFRS 9 Financial instruments

The last version of IFRS 9, issued in July 2014, replaces the existing guidance in IAS 39 “Financial Instruments: Recognition and Measurement”. It also carries forward the guidance on recognition, classification, measurement and derecognition of financial instruments from IAS 39 to IFRS 9. The last version of IFRS 9 includes a new expected credit loss model for calculating impairment on financial assets, and new general hedge accounting requirements and also includes guidance issued in previous versions of IFRS 9. IFRS 9 is effective for annual reporting periods beginning on or after 1 January 2018.
Classification and measurement – Financial assets
IFRS 9 contains a new classification and measurement approach for financial assets that reflects the business model in which assets are managed and their cash flow characteristics.

IFRS 9 contains three principal classification categories for financial assets: measured at amortised cost, FVOCI (fair value through other comprehensive income) and FVTPL (fair value through profit or loss) . The standard eliminates the existing IAS 39 categories of held to maturity, loans and receivables and available for sale.

The new classification requirements would have had a impact on its accounting for consumer financing loans, trade receivables, investments in debt securities, cash and cash equivalents and other financial assets. Since Turkcell Finansman A.S. may sell and derecognizes some portion of its loans depending on the management assessment, the related portion may be assessed in “hold and sell” business model and may require fair value measurement.
Impairment – Financial assets and contract assets
IFRS 9 replaces the ‘incurred loss’ model in IAS 39 with a forward looking ‘expected credit loss’ (ECL) model. This will require considerable judgement about how changes in economic factors affect ECLs, which will be determined on a probability-weighted basis.
The new impairment model will apply to financial assets measured at amortised cost or FVOCI, except for investments in equity instruments, and to contract assets.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2018
(Amounts expressed in thousands of Turkish Liras unless otherwise stated. Currencies other than Turkish Liras are expressed in thousands unless otherwise stated.)

3.	Significant accounting policies (continued)
b)	New standards and interpretations applied (continued)
IFRS 9 Financial instruments (continued)
Under IFRS 9, loss allowances will be measured on either the following bases.
-	12 month ECLs: these are ECLs that result from possible default events within the 12 months after the reporting date; and
-	lifetime ECLs: these are ECLs that result from all possible default events over the expected life of a financial instrument.
Lifetime ECL measurement applies if the credit risk of a financial asset at the reporting date has increased significantly since initial recognition and 12 month ECL measurement applies if it has not.
An entity may determine that a financial asset’s credit risk has not increased significantly if the asset has low credit risk at the reporting date. However lifetime ECL measurement (simplified approach) always apply for trade receivables and contract assets without a significant financing component. The Group will apply lifetime ECL measurement for all group companies except Turkcell Finansman A.S. which will apply both 12 month and lifetime ECL (general approach) since it is a financing company.
Transition
The Group has taken advantage of the exemption allowing it not to restate comparative information for prior periods with respect to classification and measurement (including impairment) changes. Differences in the carrying amounts of financial assets and financial liabilities resulting from the adoption of IFRS 9 are recognized in retained earnings and reserves as at 1 January 2018.
IFRS 15 Revenue from Contracts with Customers
IFRS 15 was issued in May 2014, and amended in April 2016, and establishes a five-step model to account for revenue arising from contracts with customers. Under IFRS 15, revenue is recognised at an amount that reflects the consideration to which an entity expects to be entitled in exchange for transferring goods or services to a customer.
The new revenue standard supersedes all current revenue recognition requirements under IFRS. The Group adopted the new standard on the required effective date using the modified retrospective method which requires the recognition of the cumulative effect of initially applying IFRS 15, as at
January 1, 2018, to retained earnings and not restate prior years.
The Group is mainly in the business of providing telecommunication services. The goods and services are sold both on their own in separate identified contracts with customers and together as a bundled package of goods and/or services.
Sale of goods
For contracts with customers and intermediaries in which the sale of device or equipment is generally expected to be a performance obligation, adoption of IFRS 15 does not have significant impact on the Group’s revenue and profit or loss because sale of goods were already recognised as a distinct performance obligation at fair value under current accounting treatment.
The Group expects the revenue recognition to occur at a point in time when control of the asset is transferred to the customer, generally on delivery of the goods.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2018
(Amounts expressed in thousands of Turkish Liras unless otherwise stated. Currencies other than Turkish Liras are expressed in thousands unless otherwise stated.)

3.	Significant accounting policies (continued)
b)	New standards and interpretations applied (continued)
IFRS 15 Revenue from Contracts with Customers (continued)
Rendering of services
The Group mainly provides telecommunication services. Services are generally bundled with other products/services and these bundled services and products involve consideration in the form of fixed fee or a fixed fee coupled with a continuing payment stream or discount. The Company’s current accounting treatment in allocating total consideration to the performance obligations comply with the requirements of IFRS 15.
Contract costs
Under IFRS 15, certain incremental costs incurred in acquiring a contract with a customer will be deferred on the consolidated statement of financial position and amortised as revenue is recognised under the related contract; this will generally lead to the later recognition of charges for some commissions payable to third party dealers and employees.
IFRS 16 Leases
The Group has applied IFRS 16 Lease with initial application date of January 1, 2018. The Group has opted using the modified retrospective approach - option 2 application and therefore the comparative information has not been restated and continues to be reported under IAS 17 and IFRIC 4.

Policy applicable from 1 January 2018

At inception of a contract, the Group assesses whether a contract is, or contains a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset, The Group assess whether:

-	the contract involved the use of an identified asset – this may be specified explicitly or implicitly
-
the asset should be physically distinct or represent substantially all of the capacity of a physically distinct asset. If the supplier has a substantive substitution right, the asset is not identified;

-	the Group has the right to obtain substantially all of the economic benefits from the use of an asset throughout the period of use; and
-
the Group has the right to direct use of the asset. The Group has the right when it has the decision-making rights that are most relevant to changing the how and for what purpose the asset is used is predetermined, the Group has the right the use of asset if either:

-	the Group has the right to operate the asset or;
-	the Group designed the asset in a way that predetermines how and for what purpose it will be used.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2018
(Amounts expressed in thousands of Turkish Liras unless otherwise stated. Currencies other than Turkish Liras are expressed in thousands unless otherwise stated.)

3.	Significant accounting policies (continued)
b)	New standards and interpretations applied (continued)
IFRS 16 Leases (continued)
The policy is applied to contracts entered into, or changed, on or after 1 January 2018.

At inception or on reassessment of a contract that contains a lease component, the Group allocates the consideration in the contract to each lease component on the basis of their relative stand-alone prices.

Policy applicable before 1 January 2018

For contracts entered into before 1 January 2018, the Group determined whether the arrangement was or contained a lease based on the assessment whether:

-	the fulfillment of the arrangement was dependent on the use of specific asset or assets; and
-	the arrangement has conveyed a right of use the asset if one of the following met;
-	the purchaser had the ability or right to operate the asset while obtaining or controlling more than a significant amount of the output;
-	the purchaser had the ability or right to control physical access to the asset while obtaining or controlling more than an insignificant amount of the output; or
-
facts and circumstances indicated that it was remote that other parties would take more than an insignificant  amount of output, and the price per unit was neither fixed per unit of output nor equal to the current market price per unit of output.

The Group as a lessee
Right of use asset

The Group recognizes a right-of use asset and a lease liability at the lease commencement date.

The right of use asset is initially recognized at cost comprising of:

-	amount of the initial measurement of the lease liability;
-	any lease payments made at or before the commencement date, less any lease incentives received;
-	any initial direct costs incurred by the Group; and
The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the earlier of the end date of the useful life of the right-of-use asset of the end date of the lease term. The estimated useful lives of right-of-use assets are determined on the same basis as those property and equipment. In addition, the right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability (Note 11).

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2018
(Amounts expressed in thousands of Turkish Liras unless otherwise stated. Currencies other than Turkish Liras are expressed in thousands unless otherwise stated.)

3.	Significant accounting policies (continued)
b)	New standards and interpretations applied (continued)
IFRS 16 Leases (continued)
Lease Liability

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Group’ incremental borrowing rate. Group uses its incremental borrowing rate as the discount rate.

Lease payments included in the measurement of the lease liability comprise the following:
-	fixed payments, including in-substance fixed payments;
-	variable lease payments that depend on an index or a rate, initially measured using the index or rate as the commencement date;
-	amounts expected to be payable under a residual value guarantee; and
-
the exercise price under a purchase option that the Group is reasonably certain to exercise, lease payments in an optional renewable period if the Group is reasonably certain to exercise an extension option, and penalties for early termination of a lease unless the Group is reasonably certain to terminate early.

After initial recognition, the lease liability is measured (a) increasing the carrying amount to reflect interest on lease liability; (b) reducing the carrying amount to reflect the lease payments made; and (c) remeasuring the carrying amount to reflect any reassessment or lease modifications or to reflect revised in-substance fixed lease payments.

Where, (a) there is a change in the lease term as a result of reassessment of certainty to exercise an exercise option, or not to exercise a termination option as discussed above; or (b) there is a change in the assessment of an option to purchase the underlying asset, assessed considering the events and circumstances in the context of a purchase option, the Group remeasures the lease liabilities to reflect changes to lease payments by discounting the revised lease payments using a revised discount rate. The Group determines the revised discount rate as the interest rate implicit in the lease for the remainder of the lease term, if that rate can be readily determined, or the its incremental borrowing rate at the date of reassessment, if the interest rate implicit in the lease cannot be readily determined.

Where, (a) there is a change in the amounts expected to be payable under a residual value guarantee; or (b) there is a change in the future lease payments resulting from a change in an index or a rate used to determine those payments, including change to reflect changes in market rental rates following a market rent review, the Group remeasures the lease liabilities by discounting the revised lease payments using an unchanged discount rate, unless the change in lease payments results from a change in floating interest rates. In such case, the Group use revised discount rate that reflects changes in the interest rate.

The Group recognises the amount of the remeasurement of lease liability as an adjustment to the right of use asset. Where the carrying amount of the right of use asset is reduced zero and there is further reduction in the measurement of the lease liability, the Group recognises any remaining amount of the remeasurement in profit or loss.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2018
(Amounts expressed in thousands of Turkish Liras unless otherwise stated. Currencies other than Turkish Liras are expressed in thousands unless otherwise stated.)

3.	Significant accounting policies (continued)
b)	New standards and interpretations applied (continued)
IFRS 16 Leases (continued)
The Group accounts for a lease modification as a separate lease if both:

-          the modification increases the scope of the lease by adding the right to use one or more underlying assets; and
-          the consideration for the lease increases by an amount commensurate with the stand-alone price for the increase in scope and any appropriate adjustments to that stand-alone price to reflect the circumstances of the particular contract.

The Group as a Lessor
When the Group acts an intermediate lessor, it accounts for its interests in the head lease and the sub-lease separately. It assesses the lease classification of a sub-lease with reference to the right-of-use-asset arising from the head lease, not with reference to the underlying asset.
If an arrangement contains lease and non-lease components, the Group applies IFRS 15 to allocate the consideration in the contract.
Transition
The Group applied IFRS 16 with a date of initial application of January 1, 2018. As a result, the Group has changed its accounting policy for lease contracts as detailed below.

The Group opted IFRS 16 using modified retrospective approach - option 2 application under which the cumulative effect of initially applying the Standard recognised at the date of initial application at 1 January 2018.

On transition to IFRS 16, the Group elected to apply practical expedient to grandfather the assessment of which transitions are leases. It applied IFRS 16 only to contracts that were previously identified as leases. Contracts that were not identified as leases under IAS 17 and IFRIC 4 were not reassessed for whether there is a lease. Therefore, the definition of a lease under IFRS 16 was applied only to contracts entered into or changed on or after 1 January 2018.

On transition the Group does not elect to apply recognition exemption for short-term leases by class of underlying assets and leases for low-value items which shall be applied lease-by-lease basis on both transition and subsequently.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2018
(Amounts expressed in thousands of Turkish Liras unless otherwise stated. Currencies other than Turkish Liras are expressed in thousands unless otherwise stated.)

3.	Significant accounting policies (continued)
b)	New standards and interpretations applied (continued)
IFRS 16 Leases (continued)
As a lessee, the Group previously classified leases as operating and finance leases based on its assessment of whether the lease transferred significantly all of the risks and rewards incidental to ownership of the underlying asset to the Group. At transition lease liabilities were measured at the present value of the remaining lease payments, discounted at the Group’s incremental borrowing rate at 1 January 2018. The Group measured right-of-use assets at an amount equal to the lease liability, adjusted by the amount of any prepaid or accrued lease payments under IFRS 16 modified retrospective approach option 2 application and used the following practical expedients;

-	Group applied a single discount rate to a portfolio of leases with similar characteristics
-	Adjusted the right-of-use assets by the amount of IAS 37 onerous contract provision immediately before the date of initial application
-	Excluded initial direct costs from measuring the right-of-use asset at the date of initial application
-	Used hindsight when determining the lease term when the contract contains options to renew or terminate the lease.

c)	Standards, amendments and interpretations applicable as at 31 March 2018:

-          Amendment to IAS 40, ‘Investment property’ relating to transfers of investment property; effective from annual periods beginning on or after 1 January 2018. These amendments clarify that to transfer to, or from, investment properties there must be a change in use. To conclude if a property has changed use there should be an assessment of whether the property meets the definition. This change must be supported by evidence.

-          Amendments to IFRS 2, ‘Share based payments’ on clarifying how to account for certain types of share-based payment transactions; effective from annual periods beginning on or after 1 January 2018. This amendment clarifies the measurement basis for cash-settled, share-based payments and the accounting for modifications that change an award from cash-settled to equity-settled. It also introduces an exception to the principles in IFRS 2 that will require an award to be treated as if it was wholly equity-settled, where an employer is obliged to withhold an amount for the employee’s tax obligation associated with a share-based payment and pay that amount to the tax authority.

-          Annual improvements 2014-2016; effective from annual periods beginning on or after 1 January 2018. These amendments impact 2 standards:

•          IFRS 1, ‘First time adoption of IFRS’, regarding the deletion of short-term exemptions for first-time adopters regarding IFRS 7, IAS 19 and IFRS 10,
•          IAS 28, ‘Investments in associates and joint venture’ regarding measuring an associate or joint venture at fair value.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2018
(Amounts expressed in thousands of Turkish Liras unless otherwise stated. Currencies other than Turkish Liras are expressed in thousands unless otherwise stated.)

3.	Significant accounting policies (continued)
c)	Standards, amendments and interpretations applicable as at 31 March 2018 (continued):

-          IFRIC 22, ‘Foreign currency transactions and advance consideration’; effective from annual periods beginning on or after 1 January 2018. This IFRIC addresses foreign currency transactions or parts of transactions where there is consideration that is denominated or priced in a foreign currency. The interpretation provides guidance for when a single payment/receipt is made as well as for situations where multiple payments/receipts are made. The guidance aims to reduce diversity in practice.

d)	Standards, amendments and interpretations that are issued but not effective as at 31 March 2018

-          Amendment to IFRS 9, ‘Financial instruments’; effective from annual periods beginning on or after 1 January 2019. This amendment confirm that when a financial liability measured at amortised cost is modified without this resulting in de-recognition, a gain or loss should be recognised immediately in profit or loss. The gain or loss is calculated as the difference between the original contractual cash flows and the modified cash flows discounted at the original effective interest rate. This means that the difference cannot be spread over the remaining life of the instrument which may be a change in practice from IAS 39.

-          Amendment to IAS 28, ‘Investments in associates and joint venture’; effective from annual periods beginning on or after 1 January 2019. These amendments clarify that companies account for long-term interests in associate or joint venture to which the equity method is not applied using IFRS 9.

-          IFRIC 23, ‘Uncertainty over income tax treatments’; effective from annual periods beginning on or after 1 January 2019. This IFRIC clarifies how the recognition and measurement requirements of IAS 12 ‘Income taxes’, are applied where there is uncertainty over income tax treatments. The IFRS IC (Interpretations Committee) had clarified previously that IAS 12, not IAS 37 ‘Provisions, contingent liabilities and contingent assets’, applies to accounting for uncertain income tax treatments. IFRIC 23 explains how to recognise and measure deferred and current income tax assets and liabilities where there is uncertainty over a tax treatment. An uncertain tax treatment is any tax treatment applied by an entity where there is uncertainty over whether that treatment will be accepted by the tax authority. For example, a decision to claim a deduction for a specific expense or not to include a specific item of income in a tax return is an uncertain tax treatment if its acceptability is uncertain under tax law. IFRIC 23 applies to all aspects of income tax accounting where there is an uncertainty regarding the treatment of an item, including taxable profit or loss, the tax bases of assets and liabilities, tax losses and credits and tax rates.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2018
(Amounts expressed in thousands of Turkish Liras unless otherwise stated. Currencies other than Turkish Liras are expressed in thousands unless otherwise stated.)

3.	Significant accounting policies (continued)
New standards and interpretations (continued)
d)	Standards, amendments and interpretations that are issued but not effective as at 31 March 2018 (continued)

-	Annual improvements 2015-2017; effective from annual periods beginning on or after 1 January 2019. These amendments include minor changes to:

•          IFRS 3, ‘Business combinations’, – a company remeasures its previously held interest in a joint operation when it obtains control of the business.
•          IFRS 11, ‘Joint arrangements’, – a company does not remeasure its previously held interest in a joint operation when it obtains joint control of the business.
•          IAS 12, ‘Income taxes’ – a company accounts for all income tax consequences of dividend payments in the same way.
•          IAS 23, ‘Borrowing costs’ – a company treats as part of general borrowings any borrowing originally made to develop an asset when the asset is ready for its intended use or sale.

-          Amendments to IAS 19, ‘Employee benefits’ on plan amendment, curtailment or settlement’; effective from annual periods beginning on or after 1 January 2019. These amendments require an entity to:

•          use updated assumptions to determine current service cost and net interest for the reminder of the period after a plan amendment, curtailment or settlement; and
•          recognise in profit or loss as part of past service cost, or a gain or loss on settlement, any reduction in a surplus, even if that surplus was not previously recognised because of the impact of the asset ceiling.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2018
(Amounts expressed in thousands of Turkish Liras unless otherwise stated. Currencies other than Turkish Liras are expressed in thousands unless otherwise stated.)

4.	Segment Information
The Group has two reportable segments in accordance with its integrated communication and technology services strategy - Turkcell Turkey and Turkcell International. While some of these strategic segments offer the same types of services, they are managed separately because they operate in different geographical locations and are affected by different economic conditions.
Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker. The chief operating decision maker function is carried out by the Board of Directors, however Board of Directors may transfer the authorities, other than recognized by the law, to the General Manager and other directors.
Turkcell Turkey reportable segment includes the operations of Turkcell, Turkcell Superonline Iletisim Hizmetleri A.S. (“Turkcell Superonline”), Turkcell Satis ve Dagitim Hizmetleri A.S. (“Turkcell Satis”), group call center operations of Global Bilgi Pazarlama Danisma ve Cagri Servisi Hizmetleri A.S. (“Turkcell Global Bilgi”), Turktell Bilisim Servisleri A.S. (“Turktell”), Turkcell Teknoloji Arastirma ve Gelistirme A.S. (“Turkcell Teknoloji”), Kule Hizmet ve Isletmecilik A.S. (“Global Tower”), Rehberlik Hizmetleri Servisi A.S. (“Rehberlik”), Turkcell Odeme Hizmetleri A.S. (“Turkcell Odeme”) and Turkcell Gayrimenkul Hizmetleri A.S. (“Turkcell Gayrimenkul”). Turkcell International reportable segment includes the operations of Kibris Mobile Telekomunikasyon Limited Sirketi (“Kibris Telekom”), East Asian Consortium B.V. (“Eastasia”), LLC lifecell (“lifecell”), Lifecell Ventures Coöperatief U.A (“Lifecell Ventures”), Beltel Telekomunikasyon Hizmetleri A.S. (“Beltel”), CJSC Belarusian Telecommunications Network (“Belarusian Telecom”), LLC UkrTower (“UkrTower”), LLC Global Bilgi (“Global LLC”), Turkcell Europe GmbH (“Turkcell Europe”), Lifetech LLC (“Lifetech”), Beltower LLC (“Beltower”) and Lifecell Digital Limited. The operations of these legal entities aggregated into one reportable segment as the nature of services are similar and most of them share similar economic characteristics. Other reportable segment mainly comprises the information and entertainment services in Turkey and Azerbaijan, non-group call center operations of Turkcell Global Bilgi, Turkcell Finansman A.Ş.(“Turkcell Finansman”), Turkcell Özel Finansman A.Ş. (“TÖFAŞ”), Turkcell Enerji Cozumleri ve Elektrik Satıs Ticaret A.S (“Turkcell Enerji”) and Paycell LLC (“Paycell”).
The Board primarily uses adjusted EBITDA to assess the performance of the operating segments. Adjusted EBITDA definition includes revenue, cost of revenue excluding depreciation and amortization, selling and marketing expenses and administrative expenses.
Adjusted EBITDA is not a financial measure defined by IFRS as a measurement of financial performance and may not be comparable to other similarly-titled indicators used by other companies. Reconciliation of Adjusted EBITDA to the consolidated profit for the year is included in the accompanying notes.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2018
(Amounts expressed in thousands of Turkish Liras unless otherwise stated. Currencies other than Turkish Liras are expressed in thousands unless otherwise stated.)

4.	Segment Information (continued)

	Three months ended 31 March
	Turkcell Turkey		Turkcell International		All other segments		Intersegment Eliminations		Consolidated
	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017

Total segment revenue	4,116,998	3,562,694	279,406	248,047	445,688	256,303	(80,497)	(14,442)	4,761,595	4,052,602
Inter-segment revenue	(14,858)	(7,294)	(13,898)	(7,139)	(51,741)	(9)	80,497	14,442	-	-
Revenue from external customers	4,102,140	3,555,400	265,508	240,908	393,947	256,294	-	-	4,761,595	4,052,602
Adjusted EBITDA	1,781,200	1,269,167	92,826	60,336	152,221	71,458	(4,278)	(1,083)	2,021,969	1,399,878

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2018
(Amounts expressed in thousands of Turkish Liras unless otherwise stated. Currencies other than Turkish Liras are expressed in thousands unless otherwise stated.)

4.	Segment Information (continued)

	Three months ended 31 March

	2018	2017

Profit for the period	525,015	471,401
Add(Less):

Income tax expense	170,195	157,214
Finance income	(464,812)	(201,494)
Finance costs	778,282	348,084
Other income	(13,894)	(34,978)
Other expenses	47,365	31,290
Depreciation and amortization	979,818	628,361
Consolidated adjusted EBITDA	2,021,969	1,399,878

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2018
(Amounts expressed in thousands of Turkish Liras unless otherwise stated. Currencies other than Turkish Liras are expressed in thousands unless otherwise stated.)

5.	Seasonality of operations
The Turkish mobile communications market is affected by seasonal peaks and troughs. Historically, the effects of seasonality on mobile communications usage had positively influenced the Company’s results in the second and third quarters of the fiscal year and negatively influenced the results in the first and fourth quarters of the fiscal year. Recently, however, due to changing market dynamics, such as the Information Technologies and Communications Authority (“ICTA”)’s intervention in tariffs and increasing competition in the Turkish telecommunications market, the effects of seasonality on the Company’s subscribers’ mobile communications usage has decreased. National and religious holidays in Turkey also affect the Company’s operational results.

6.	Finance income and costs
Net finance cost for the three months ended 31 March 2018 and 2017 amount to TL (313,470) and TL (146,590).
Finance costs mainly include foreign exchange losses on borrowings amounting to TL (439,969), interest expense on financial liabilities measured at amortized cost TL (172,540) and discount interest income on dividends TL 75,134.
Interest expense and foreign exchange loss effect of right of use assets is respectively TL (35,469) and TL (20,133) for the three months ended 31 March 2018.
7.	Income tax expense
Income tax expense is recognised based on management’s estimate of the weighted average effective annual income tax rate expected for the full financial year. The estimated average annual tax rate used for the three months ended 31 March 2018 is 24%, compared to 25% for the three months ended 31 March 2017.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2018
(Amounts expressed in thousands of Turkish Liras unless otherwise stated. Currencies other than Turkish Liras are expressed in thousands unless otherwise stated.)

8.	Revenue

	Three months ended 31 March
	Turkcell Turkey		Turkcell International		Other		Intersegment eliminations		Consolidated
	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017

Telecommunication services	3,812,050	3,335,205	243,954	222,947	-	-	(19,948)	(14,442)	4,036,056	3,543,710
Equipment revenues	272,825	210,069	20,777	14,831	-	-	-	-	293,602	224,900
Revenue from financial services	-	-	-	-	211,945	115,970	-	-	211,945	115,970
Call center revenues	-	-	2,108	1,742	61,866	54,987	(1,297)	-	62,677	56,729
Commission fees on betting business	-	-	-	-	53,584	45,919	-	-	53,584	45,919
Revenue from betting business	-	-	-	-	56,768	39,225	-	-	56,768	39,225
Other	32,123	17,420	12,567	8,527	61,525	202	(59,252)	-	46,963	26,149
Total	4,116,998	3,562,694	279,406	248,047	445,688	256,303	(80,497)	(14,442)	4,761,595	4,052,602

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2018
(Amounts expressed in thousands of Turkish Liras unless otherwise stated. Currencies other than Turkish Liras are expressed in thousands unless otherwise stated.)

9.	Property, plant and equipment
Cost	Balance as at 1 January 2018	Additions	Disposals	Transfers	Impairment expenses/ (reversals)	Effects of movements in exchange rates	Transfer from Investment Property	Balance as at 31 March 2018
Network infrastructure (All operational)	15,480,128	47,648	(44,242)	303,488	-	237,009	-	16,024,031
Land and buildings	786,058	9,542	(2,335)	-	-	1,922	5,817	801,004
Equipment, fixtures and fittings	728,202	9,024	(5,592)	5,598	-	3,233	-	740,465
Motor vehicles	37,216	-	(99)	-	-	354	-	37,471
Leasehold improvements	314,867	407	-	-	-	462	-	315,736
Construction in progress	672,294	358,571	-	(315,336)	(206)	10,090	-	725,413
Total	18,018,765	425,192	(52,268)	(6,250)	(206)	253,070	5,817	18,644,120

Accumulated depreciation
Network infrastructure (All operational)	7,326,559	385,844	(38,790)	-	9,102	143,221	-	7,825,936
Land and buildings	209,918	9,270	(74)	-	-	1,106	4,863	225,083
Equipment, fixtures and fittings	539,827	15,465	(2,281)	-	6	2,563	-	555,580
Motor vehicles	31,306	618	(99)	-	-	352	-	32,177
Leasehold improvements	245,747	7,597	-	-	-	448	-	253,792
Total	8,353,357	418,794	(41,244)	-	9,108	147,690	4,863	8,892,568

Total property, plant and equipment	9,665,408	6,398	(11,024)	(6,250)	(9,314)	105,380	954	9,751,552

Depreciation expense for the three months ended 31 March 2018 amounting to TL 428,108 including impairment losses are recognized in cost of revenues.
The impaired network infrastructure mainly consists of damaged or technologically inadequate mobile and fixed line infrastructure investments.
Impairment losses on property, plant and equipment for the three months ended 31 March 2018 amounting to TL 9,314 are included in depreciation expense.
As at 31 March 2018, net book amount of fixed assets acquired under finance leases amounted to TL 173,168.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2018
(Amounts expressed in thousands of Turkish Liras unless otherwise stated. Currencies other than Turkish Liras are expressed in thousands unless otherwise stated.)

10.	Intangible assets
	Balance at 1 January 2018	Impact of IFRS 15 adaption	Additions	Disposals	Transfers	Effects of movements in exchange rates	Balance at 31 March 2018
Cost
GSM and other telecommunication operating licenses	8,139,628	-	1,490	-	158,520	64,648	8,364,286
Computer software	7,117,116	-	114,913	-	102,659	23,677	7,358,365
Indefeasible right of usage	112,556	-	5,062	-	-	-	117,618
Transmission lines	71,820	-	32	-	-	-	71,852
Brand name	7,040	-	-	-	-	-	7,040
Customer base	15,512	-	-	-	-	-	15,512
Central betting system operating right	11,981	-	-	-	-	-	11,981
Goodwill	32,834	-	-	-	-	-	32,834
Subscriber acquisition cost	-	1,414,146	119,294	-	-	-	1,533,440
Other	42,749	-	1,034	(10)	-	-	43,773
Construction in progress	127,637	-	177,349	-	(255,883)	5,841	54,944
	15,678,873	1,414,146	419,174	(10)	5,296	94,166	17,611,645

Accumulated amortization
GSM and other telecommunication operating licenses	2,419,230	-	135,979	-	-	18,639	2,573,848
Computer software	4,770,880	-	138,495	-	-	14,590	4,923,965
Indefeasible right of usage	23,274	-	2,146	-	-	-	25,420
Transmission lines	62,468	-	1,145	-	-	-	63,613
Brand name	6,512	-	176	-	-	-	6,688
Customer base	11,774	-	109	-	-	-	11,883
Central betting system operating right	11,491	-	215	-	-	-	11,706
Subscriber acquisition cost	-	593,280	87,256	-	-	-	680,536
Other	32,834	-	1,301	(4)	-	-	34,131
	7,338,463	593,280	366,822	(4)	-	33,229	8,331,790

Total intangible assets	8,340,410	820,866	52,352	(6)	5,296	60,937	9,279,855

Amortization expense on intangible assets other than goodwill for the three months ended 31 March 2018 amounting to TL 366,822 including impairment losses are recognized in cost of revenues.
There is no impairment losses on intangible assets recognized for the three months ended 31 March 2018.
Computer software includes internally generated capitalized software development costs that meet the definition of an intangible asset. The amount of internally generated computer software is TL 31,188 for the three months ended 31 March 2018.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2018
(Amounts expressed in thousands of Turkish Liras unless otherwise stated. Currencies other than Turkish Liras are expressed in thousands unless otherwise stated.)

11.	Right of use assets

As of 1 January 2018, The Company provided a right of use asset equal to the lease liability adjusted for prepaid or accrued rent payments. In accordance with this methodology, application of IFRS 16 does not have an impact on the Group’s retained earnings as of 1 January 2018.
Closing balances of right of use assets as of 1 January and 31 March 2018 and depreciation and amortization expenses for the three months ended 31 March 2018 is stated as below:

	Tangible					Intangible
	Site Rent	Building	Network equipment	Other	Total	Right of Way	Total
Balance at 1 January	1,077,517	146,826	226,243	115,652	1,566,238	12,321	1,578,559
Depreciation charge for the year	(107,168)	(14,316)	(44,583)	(16,385)	(182,452)	(1,621)	(184,073)
Balance at 31 March	1,055,600	163,407	180,297	109,435	1,508,739	11,202	1,519,941
As of 1 January 2018, balance amounting to 427,437 TL that was classified under prepaid expenses prior to application of IFRS 16 has been reclassified to right of use asset as result of the adoption of IFRS 16.

As at 31 March 2018, additions to right of use assets amount to TL 127,787.

12.	Asset held for sale and discontinued operations

In 2016, the Group has committed to plan to exit from Fintur operations in relevant jurisdictions and initiated an active program to locate a buyer for its associate. In this regard, Fintur has been classified as held for sale and reported as discontinued operation starting from 1 October 2016.
Equity accounting for Fintur ceased starting from 1 October 2016, and in accordance with IFRS 5, Fintur has been measured at the lower of carrying amount and fair value less costs to sell. Comparative period in the condensed consolidated interim statement of profit or loss and other comprehensive income and the condensed consolidated interim statement of cash flows are restated to reflect the classification of Fintur as discontinued operation.
The Company is still committed to the plan to exit from Fintur operations in relevant jurisdictions and the delay during 2018 in the sales process was caused by events and circumstances beyond the Company’s control. Turkcell has taken necessary actions to respond the change in circumstances and Fintur is being actively marketed at reasonable prices given the change in circumstances.
Our subsidiary Fintur, has transferred its total shareholding in Azertel Telekomunikasyon Yatirim Diş Ticaret A.Ş (“Azertel”) to Azerbaijan International Telecom LLC (“Azintelecom”) at the price of EUR 221,687 on 5 March 2018. The signing of definitive agreement, the transfer of shares to Azintelecom and the transfer of proceeds to Fintur were completed simultaneously. The transaction has no impact on condensed consolidated interim financial statements since Fintur is classified as “assets held for sale” in the statement of financial position.
Our subsidiary Fintur has completed the transfer of all its shares in Geocell LLC to Silknet JSC on 20 March 2018, a joint stock company organized under the laws of Georgia, for a total consideration of USD 153,000 upon receiving the necessary regulatory approvals. The transaction has no impact on condensed consolidated interim financial statements since Fintur is classified as “assets held for sale” in the statement of financial position.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2018
(Amounts expressed in thousands of Turkish Liras unless otherwise stated. Currencies other than Turkish Liras are expressed in thousands unless otherwise stated.)

13.	Equity
Dividends
Turkcell:
On 29 March 2018, the Company’s General Assembly has approved a dividend distribution for the year ended 31 December 2017 amounting to TL 1,900,000; this represents a gross cash dividend of full TL 0.86364 per share. The dividend will be paid in three instalments on 18 June, 17 September and 17 December 2018 to the shareholders.
Azerinteltek:
According to the two resolution of the General Assembly Meeting of Azerinteltek within 2018, shareholders decided to pay dividend amounting to 5,959 AZN (31 March 2018: 13,103 TL) from the profit realized for the last quarter of  2017 dividend payment was made in 2018.
Inteltek:
According to Board of Directors Resolution of Inteltek dated 18 December 2017 the advanced dividend payment has been made on 3 January 2018 the amount equal to TL 28,402 for the first nine months of 2017 profit. According to the meeting minute resolution of the Ordinary General Assembly Meeting of Inteltek dated 30 March 2018, the shareholders resolved to pay a dividend amount equal to TL 60,011 out of profits for the year ended 31 December 2017 (remaining amount after deducting interim dividends for the nine-month period ended 30 September 2017 amounting to TL 28,402) and a dividend out legal reserves amount equal to TL 9,507. The aggregate amount of dividends to be paid until 31 December 2018.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2018
(Amounts expressed in thousands of Turkish Liras unless otherwise stated. Currencies other than Turkish Liras are expressed in thousands unless otherwise stated.)

14.	Borrowings

	31 March 2018	31 December 2017
Non-current liabilities
Unsecured bank loans	6,809,940	6,376,981
Secured bank loans	2,151	2,368
Finance lease liabilities	108,651	108,164
Debt securities issued	1,880,924	1,770,482
Rent lease obligations	612,495	-
	9,414,161	8,257,995
Current liabilities
Unsecured bank loans	3,213,374	2,643,112
Current portion of unsecured bank loans	1,733,279	1,513,425
Current portion of secured bank loans	2,071	2,022
Current portion of finance lease liabilities	15,400	14,556
Current portion of long-term debt securities issued	111,592	105,039
Debt securities issued (*)	124,951	-
Rent lease obligations	515,623	-
	5,716,290	4,278,154

The scope of the EUR 690,000 unutilized portion of the EUR 750,000 loan agreement signed with China Development Bank (CDB) has been expanded. In this respect, in addition to Turkcell, the Company’s subsidiaries Turkcell Superonline, Turkcell Finansman and lifecell LLC will also be able to utilize the corresponding loan. Furthermore, in addition to the right to utilize in EUR terms, relevant loan may also be utilized in USD and Renminbi (RMB) with respective annual interest rates of LIBOR + 2.2% and 5.5%. There have been no changes to maturity and the repayment schedule of the loan. As at 9 March 2018, the Company has utilized RMB 202,600 (equivalent to TL 127,218 as at 31 March 2018) under this agreement.
Increase in borrowings arises from funds received by Turkcell Finansman in order to provide loans to its customers.
(*) The Company has approved issuance of management agreement based lease certificates in accordance with capital markets legislation through KT Sukuk Varlık Kiralama A.S.  in the domestic market, in Turkish Lira terms, at an amount of up to TRY 300,000, on various dates and at various amounts without public offering, as private placement and/or to be sold to institutional investors. As at 31 March 2018, the Company has issued management agreement based lease certificates through KT Sukuk Varlık Kiralama A.S amounting to TL 125,000 (not discounted).

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2018
(Amounts expressed in thousands of Turkish Liras unless otherwise stated. Currencies other than Turkish Liras are expressed in thousands unless otherwise stated.)

14.	Borrowings (continued)
Terms and conditions of outstanding loans are as follows:

			31 March 2018			31 December 2017
	Currency	Interest rate type	Nominal interest rate	Payment period	Carrying amount	Nominal interest Rate	Payment period	Carrying amount

Unsecured bank loans (*)	USD	Floating	Libor+2.0%-Libor+4.0%	2018-2023	3,419,743	Libor+2.0%-Libor+3.3%	2018-2020	2,880,615
Unsecured bank loans (*)	EUR	Floating	Euribor+1.2%-Euribor+3.4%	2018-2026	5,992,302	Euribor+1.2%-Euribor+2.2%	2018-2026	5,511,579
Unsecured bank loans	TL	Fixed	11.1%-15.3%	2018-2019	1,632,040	11.1%-15.5%	2018-2019	1,620,391
Unsecured bank loans	UAH	Fixed	12.8%-17.0%	2018	585,290	11%-14.5%	2018	520,933
Unsecured bank loans	RMB	Fixed	5.5%	2018-2026	127,218	-	-	-
Secured bank loans (**)	BYN	Fixed	12%-16%	2018-2020	4,222	12%-16%	2018-2020	4,390
Debt securities issued	USD	Fixed	5.8%	2018-2025	1,992,516	5.8%	2018-2025	1,875,521
Debt securities issued	TL	Fixed	13.7%	2018	124,951	-	-	-
Finance lease liabilities	EUR	Fixed	0%-3.6%	2018-2031	120,193	3.4%	2018-2024	116,797
Finance lease liabilities	USD	Fixed	22.5%-33.7%	2018	43	22.5%	2018	41
Finance lease liabilities	TL	Fixed	27.5%-27.7%	2018-2020	3,815	27.5%-27.7%	2018-2020	5,882
					14,002,333			12,536,149

(*)	Secured by blocked deposit amounting to EUR 29,850 and USD 21,600 (equivalent to TL 230,585 as at 31 March 2018), in connection with the foreign currency loans utilized by Turkcell Finansman.
(**)	Belarusian Telecom pledged its certain property, plant and equipment to secure these bank loans. Also, these bank loans are secured by the Government of the Republic of Belarus (Note 16).

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2018
(Amounts expressed in thousands of Turkish Liras unless otherwise stated. Currencies other than Turkish Liras are expressed in thousands unless otherwise stated.)

15.	Financial instruments
Impairment losses
Movement in the provision for impairment of other financial assets and due from related parties that are assessed for impairment collectively for the three months ended 31 March 2018 is as follows:
31 March 2018
Opening balance	705,440
IFRS 9 effect	(37,762)
Provision for impairment recognized during the year	68,672
Amounts collected	(34,790)
Exchange differences	2,722
Receivables written off during the year as uncollectible	(30,837)
Closing balance	673,445
There is no provision for impairment in respect to due from related parties.
Movement in the provision for impairment of receivables from financial services that are assessed for impairment collectively for the three months ended 31 March 2018 is as follows:
31 March 2018
Opening balance	72,992
IFRS 9 effect	52,951
Provision for impairment recognized during the year	43,921
Amounts collected	(17,249)
Closing balance	152,615

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2018
(Amounts expressed in thousands of Turkish Liras unless otherwise stated. Currencies other than Turkish Liras are expressed in thousands unless otherwise stated.)

15.	Financial instruments (continued)
Exposure to currency risk
The Group’s exposure to foreign currency risk based on notional amounts is as follows:
	31 December 2017
	USD	EUR
Foreign currency denominated assets
Other non-current assets	72	2,681
Due from related parties-current	571	407
Trade receivables and accrued income	18,890	57,283
Other current assets	43,039	35,049
Cash and cash equivalents	688,717	237,697
	751,289	333,117
Foreign currency denominated liabilities
Loans and borrowings-non-current	(557,180)	(960,629)
Debt securities issued-non-current	(469,387)	-
Other non-current liabilities	(85,816)	-
Loans and borrowings-current	(206,535)	(285,827)
Debt securities issued-current	(27,848)	-
Trade and other payables-current	(328,323)	(29,442)
Due to related parties	(1,172)	(394)
	(1,676,261)	(1,276,292)
Exposure related to derivative instruments
Participating cross currency swap and FX swap contracts	937,011	748,650
Currency forward contracts	50,000	-
Net exposure	62,039	(194,525)

	31 March 2018
	USD	EUR	CNY
Foreign currency denominated assets
Other non-current assets	222	411	-
Due from related parties-current	490	715	-
Trade receivables and accrued income	18,873	59,821	-
Other current assets	35,366	37,007	-
Cash and cash equivalents	538,144	212,054	-
	593,095	310,008	-
Foreign currency denominated liabilities
Loans and borrowings-non-current	(595,590)	(977,957)	(196,772)
Debt securities issued-non-current	(476,316)	-	-
Other non-current liabilities	(85,574)	-	-
Loans and borrowings-current	(330,507)	(306,359)	(6,502)
Debt securities issued-current	(28,259)	-	-
Trade and other payables-current	(184,761)	(27,981)	-
Due to related parties	(658)	(401)	-
	(1,701,665)	(1,312,698)	(203,274)

Exposure related to derivative instruments
Participating cross currency swap and FX swap contracts	1,174,350	745,150	202,600
Net exposure	65,780	(257,540)	(674)

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2018
(Amounts expressed in thousands of Turkish Liras unless otherwise stated. Currencies other than Turkish Liras are expressed in thousands unless otherwise stated.)

15.	Financial instruments (continued)
Exposure to currency risk (continued)
Sensitivity analysis
The basis for the sensitivity analysis to measure foreign exchange risk is an aggregate corporate-level currency exposure. The aggregate foreign exchange exposure is composed of all assets and liabilities denominated in foreign currencies. The analysis excludes net foreign currency investments.
10% strengthening of the TL, UAH, BYN against the following currencies as at 31 March 2018 and 31 December 2017 would have increased / (decreased) profit or loss before by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant.
	Profit or loss
	31 March 2018	31 December 2017

USD	25,976	(23,400)
EUR	(125,352)	87,838
CNY	(42)	-
10% weakening of the TL, UAH, BYN against the following currencies as at 31 March 2018 and 31 December 2017 would have increased / (decreased) profit or loss before tax by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant.
	Profit or loss
	31 March 2018	31 December 2017

USD	(25,976)	23,400
EUR	125,352	(87,838)
CNY	42	-

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2018
(Amounts expressed in thousands of Turkish Liras unless otherwise stated. Currencies other than Turkish Liras are expressed in thousands unless otherwise stated.)

15.	Financial instruments (continued)
Fair values
To provide an indication about the reliability of the inputs used in determining fair value, the Group classifies its financial instruments into the three levels prescribed under the accounting standards. An explanation of each level is as follows:
• Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date;
• Level 2 inputs are inputs, other than quoted prices included within Level 1, that are observable for the asset or liability, either directly or indirectly; and
• Level 3 inputs are unobservable inputs for the asset or liability.
The following table presents the Group’s financial assets and financial liabilities measured and recognised at fair value at 31 March 2018 and 31 December 2017 on a recurring basis:

	Fair values

	31 March 2018	31 December 2017	Fair Value hierarchy	Valuation Techniques

Participating cross currency swap contracts (*)	1,033,284	950,862	Level 3	Pricing models based on discounted cash Present value of the estimated future cash flows based on unobservable yield curves and end period FX rates

FX swap contracts	215,572	(4,675)	Level 2	Present value of the estimated future cash flows based on observable yield curves and end period FX rates

Currency forward contracts	1,797	(2,246)	Level 2	Forward exchange rates at the balance sheet date

There were no transfers between levels during the period.
The Group did not measure any financial assets or financial liabilities at fair value on a non-recurring basis as at 31 March 2018.

(*) Participating cross currency swap contracts include EUR-TL interest and currency swap contracts, EUR put and call options, amounting to nominal value of EUR 560,000, USD-TL interest and currency swap contracts and put and call options amounting to nominal value of USD 400,000. On 9 March 2018, the Company has realized  CNY-TL interest and currency swap contracts amounting to nominal value of CNY 202,600.The EUR-TL participating cross currency swap contracts, which are EUR 100,000, EUR 150,000 and EUR 250,000,  was combined into one contract as of  26 May 2017 and the maturity of the contracts was extended to 23 October 2025. Regarding these contracts, TL 151,620 accrual of interest expense and TL 35,497 accrual of interest income has been reflected to condensed consolidated interim financial statements as at 31 March 2018 (31 December 2017: TL 92,384 and TL 19,731 respectively). Since bid-ask spread is unobservable input; in valuation of participating cross currency swap contracts, prices in bid- ask price range which were considered the  most appropriate were used instead of mid prices. If mid prices were used in the valuation the fair value of participating cross currency swap contracts would have been TL 111,247 lower as at 31 March 2018 (31 December 2017: TL 129,870).

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2018
(Amounts expressed in thousands of Turkish Liras unless otherwise stated. Currencies other than Turkish Liras are expressed in thousands unless otherwise stated.)

15.	Financial instruments (continued)
Fair values (continued)
Movements in the participating cross currency swap contracts for the years ended 31 March 2018 are stated below:

31 March 2018
Opening balance	950,862
Gains recognized in profit or loss	82,422
Closing balance	1,033,284

Valuation inputs and relationships to fair value

The following table summarises the quantitative information about the significant unobservable inputs used in level 3 fair value measurement of contingent consideration.

	Fair value at			Inputs
	31 March 2018	31 December 2017	Unobservable Inputs	31 March 2018	31 December 2017	Relationship of unobservable inputs to fair value

Contingent consideration	337,925	323,691	Risk-adjusted discount rate	5.3%	4.8%	A change in the discount rate by 100 bps would increase / decrease FV by TL (9,454) and TL 9,820 respectively.
			Expected settlement date	first quarter of 2021	first quarter of 2021	If expected settlement date changes by 1 year FV would increase / decrease by TL (17,085) and TL 17,994 respectively.

Changes in the consideration payable in relation to acquisition of Belarusian Telecom for the years ended 31 March 2018 are stated below:

31 March 2018
Opening balance	323,691
Gains recognized in profit or loss	14,234
Closing balance	337,925

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2018
(Amounts expressed in thousands of Turkish Liras unless otherwise stated. Currencies other than Turkish Liras are expressed in thousands unless otherwise stated.)

16.	Guarantees and purchase obligations
At 31 March 2018, outstanding purchase commitments with respect to property, plant and equipment, inventory, advertising and sponsorship amount to TL 602,252 (31 December 2017: TL 592,956). Payments for these commitments will be made within 3 years.
The Group is contingently liable in respect of letters of guarantee obtained from banks and given to public institutions and private entities, and financial guarantees provided to subsidiaries amounting to TL 5,146,188 at 31 March 2018 (31 December 2017: TL 4,926,916).
As at 31 March 2018, the Company’s commitments regarding lifecell’s 3G and 4G licenses purchases amounted to respectively UAH 123,743 (TL 18,409) and UAH 19,433 (TL 2,891) .
17.	Commitments and Contingencies
17.1	Dispute on Treasury Share Amounts
According to the 2G and 3G Concession Agreements, The Company is obliged to pay each month 15% of its monthly gross sales; with the exception of the interest for late payment of the amounts charged to its subscribers and of the indirect taxes, fiscal obligations such as fees and duties and the invoiced amounts recorded in the accounts to the Treasury as treasury share. The Company is obliged to pay 90% of this share to Treasury and 10% of the remaining as the universal services share to the Ministry. The Company is also obliged to pay once a year 0.35% of its gross sale as the Authority contribution share.
The Undersecretariat of Treasury and ICTA alleged that Company made deficient treasury payments in the past, The Company objected to these claims.
After then, the Company has resolved the following within the scope of Provisional Article 13 added to the Telegraph and Telephone Law No.406 dated 4 February 1924 of the Law on the Amendment of Certain Tax Laws and Other Laws No. 7061 published in the Official Gazette dated December 5th, 2017: to restructure relevant disputes and their interest fees and to choose the method of increasing for relevant years’ legal payment amounts from the options in order to restructure relevant disputes and their interest fees for the periods for which examination is ongoing or has not been yet initiated. The Company applied for restructure, and according to the Law The Company submitted waiver petition or accepted the cases related to the restructured amounts. . In some of the cases, the Courts already granted decisions in line with the petitions submitted by the Company and in the other pending cases, it is expected that the Courts shall grant decisions in line with the statement of waiver/acceptance of the aforementioned cases.
Based on the Laws stated above, the total amount, including principal and interest, calculated is
TL 206,365 and is TL 209,159, respectively. The total payment including interest on installments is
TL 436,300 and the payment will be made in 6 equal installments in two-month periods. First two installments were paid on 31 January and 2 April 2018 amounting to TL 69,254 and TL 70,634.
Based on the management opinion, the probability of an outflow of resources embodying economic benefits to settle the obligation is certain, thus, including discount TL 356,112  provision is recognized in the condensed consolidated interim financial statements as at and for the period ended
31 March 2018 (31 December 2017: 417,668).

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2018
(Amounts expressed in thousands of Turkish Liras unless otherwise stated. Currencies other than Turkish Liras are expressed in thousands unless otherwise stated.)

17.	Commitments and Contingencies (continued)
17.2	Dispute on Special Communication Tax
Large Tax Payers Office levied Special Communication Tax (SCT) and tax penalty on the Company amounting to TL 527,639 in total, of which SCT amounting 211,056 and penalty amounting to TL 316,583 based on the claim stated on Tax Investigation Reports related to SCT prepared for the years 2008-2012. The Company filed lawsuits in the Tax Courts for the cancellation of each tax and tax penalty claim. In some of the cases, The Court decided in favour of The Company, in some of the cases, The Court decided partially in favour of the Company, in some of the cases, The Court decided in favour of the Tax Office. The parties appealed the decisions regarding the parts against them.
The Large Tax Payers Office has collected TL 80,355 calculated for the parts against the Company for the assessment of the SCT for the year 2011 by offsetting the receivables of the Company from Public Administrations.
As per the Law no. 6736, the Company filed applications for the restructuring of penalties and interest on the SCT regarding the dispute on the tax amount for the years 2008, 2009, 2010, 2011 and 2012. Tax Office rejected the application for the year 2011 and accepted the other restructuring applications for the years 2008, 2009, 2010, 2012 and the Company paid the restructuring amount of TL 117,058. The Company also filed a case for the cancellation of aforementioned rejection act of the Tax Office for the year 2011. The both cases are pending for the year 2011.
Limited tax investigation for the period of 2013 has been started in 2014 and the result of investigation has not yet been notified to Turkcell. Tax Audit Committee  has begun the limited tax investigation for the period of 2013. For the year of 2014, 2015 and 2016 investigations have been initiated.
Based on the probable payment including interest in case of restructuring the SCT for the year 2013 as per the Law no. 6736, the Company accrued provisions in the condensed consolidated interim financial statements as at and for the period ended 31 March 2018 amounting to 24,160 TL including discount (31 December 2016: 24,175).
17.3	Dispute on Value Added Tax and Corporate Tax
As of 31 March 2018; (i) Tax investigations for VAT and SCT for the years 2015 and 2016 are ongoing. (ii) Tax investigations regarding the Company’s VAT and corporate tax practices for the years 2012, 2013 and 2014 have been concluded without any assessment. Based on the management opinion, the probability of an outflow of resources embodying economic benefits is uncertain, thus, no provision is recognized in the condensed consolidated interim financial statements as at and for the period ended 31 March 2018.
17.4	Investigation initiated by ICTA on subscription numbers and radio utilization and usage fees
ICTA commenced in-depth investigations, against the GSM operators for the years, 2004-2009, 2010-2011, 2012, 2013 and 2014. As a result of the investigations, ICTA imposed administrative fines to the Company amounting TL 11,240 in total and decided to warn the Company. The administrative fines were paid within 1 month following the notification of the decision of ICTA, with 25% discount. The Company filed lawsuits for the cancellation of aforementioned administrative fines and ICTA’s administrative acts. ICTA filed lawsuits against Company for the collection of the radio utilization and usage fee amount which was alleged that the Company paid deficiently.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2018
(Amounts expressed in thousands of Turkish Liras unless otherwise stated. Currencies other than Turkish Liras are expressed in thousands unless otherwise stated.)

17.	Commitments and Contingencies (continued)
17.4	Investigation initiated by ICTA on subscription numbers and radio utilization and usage fees (continued)
The Company has resolved the following based on the Laws No. 7061 as explained in detailed note 17.1 to restructure radio fees which are in dispute and respective penalty, default interest regarding these disputes. The Company applied for restructure, and according to the Law The Company submitted waiver petition or accepted the cases related to the restructured amounts. In some of the cases, the Courts already granted decisions in line with the petitions submitted by the Company and in the other pending cases, it is expected that the Courts shall grant decisions in line with the statement of waiver/acceptance of the aforementioned cases.
The total amount, including principal and interest, calculated within the scope of clause 2 is TL 158,340. The total payment including interest on installments is TL 166,257 and the payment will be made in 6 equal installments in two-month periods. First two installments were paid on 31 January and 2 April 2018 amounting to TL 26,390 and TL 26,923.
Based on the management opinion, the probability of an outflow of resources embodying economic benefits is certain, thus, including discount TL 135,732 provision is recognized in the condensed consolidated interim financial statements as at and for the period ended 31 March 2018 (31 December 2017: 157,446).
17.5	Disputes regarding the Law on the Protection of Competition
On the grounds of the investigation initiated by the Competition Board on the grounds that the Company violated the competitive environment through abusing its dominant position in the Turkish mobile market and it was decided to apply administrative fine amounting to TL 91,942 on the Company. A lawsuit was filed by the Company. The Court rejected the case.  The Company shall appeal the decision with the request of the stay of the execution.
Three private companies filed a lawsuits against the Company in relation with this case claiming in total of TL 113,084 together with up to 3 times of the loss amount to be determined by the court for its material damages by reserving its rights for surpluses allegedly. The cases are still pending.
Based on the management opinion, the probability of an outflow of resources embodying economic benefits is uncertain, thus, no provision is recognized in the condensed consolidated interim financial statements as at and for the period ended 31 December 2017 (31 December 2016: None).
17.6	Other ongoing lawsuits
Within condensed consolidated interim financial statements prepared as of 31 March 2018, obligations which are related to following ongoing disputes have been evaluated.
Based on the management opinion, an outflow of resources embodying economic benefits is deemed to be less than probable, thus, no provision is recognized in the condensed consolidated interim financial statements as at and for the period ended 31 March 2018 (31 December 2017: None).
Subject	31 March 2018 Anticipated Maximum Risk (excluding accrued interest)	31 December 2017 Anticipated Maximum Risk (excluding accrued interest)	31 December 2017 Provision	31 December 2016 Provision
Disputes related with ICTA	13,367	13,367	-	-

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2018
(Amounts expressed in thousands of Turkish Liras unless otherwise stated. Currencies other than Turkish Liras are expressed in thousands unless otherwise stated.)

18.	Related parties
Transactions with key management personnel:
Key management personnel comprise of the Group’s members of the Board of Directors and chief officers.
There are no loans to key management personnel as of 31 March 2018 and 2017.
The Group provide additional benefits to key management personnel and contribution to retirement plans based on a pre-determined ratio of compensation.

	31 March 2018	31 March 2017
Short-term benefits(*)	16,030	12,186
Termination benefits	34	537
Long-term benefits	104	101
	16,168	12,824

(*) Includes share-based payment.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2018
(Amounts expressed in thousands of Turkish Liras unless otherwise stated. Currencies other than Turkish Liras are expressed in thousands unless otherwise stated.)

18.	Related parties (continued)
Transactions with related parties
	Three months ended 31 March
Revenue from related parties	2018	2017
Sales to Kyivstar GSM JSC (“Kyivstar”)
Telecommunications services	8,673	5,256
Sales to Telia Sonera International Carrier AB (“Telia”)
Telecommunications services	3,055	2,350
Sales to Vimpelcom OJSC (“Vimpelcom”)
Telecommunications services	1,252	1,486
Sales to MegaFon OJSC (“Megafon”)
Telecommunication services	826	974
Sales to Azercell Telekom MMC (“Azercell”)
Telecommunication services	256	276
Sales to other related parties	1,002	970
	15,064	11,312

	Three months ended 31 March
Related party expenses	2018	2017
Charges from Kyivstar
Telecommunications services	13,635	8,346
Charges from Telia
Telecommunications services	1,651	318
Charges from Vimpelcom
Telecommunications services	850	1,093
Charges from Megafon
Telecommunications services	561	680
Charges from Azercell
Telecommunications services	79	158
Charges from Hobim Bilgi İslem Hizmetleri AS (“Hobim”)
Invoicing and archieving services	-	8,125
Charges from other related parties	2,847	2,163
	19,623	20,883

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2018
(Amounts expressed in thousands of Turkish Liras unless otherwise stated. Currencies other than Turkish Liras are expressed in thousands unless otherwise stated.)

19.	Subsidiaries
Subsidiaries of the Company as at 31 March 2018 and 31 December 2017 are as follows:
			Effective Ownership Interest

Subsidiaries	Country of		31 March	31 December
Name	Incorporation	Business	2018 (%)	2017 (%)
Kibris Telekom	Turkish Republic of Northern Cyprus	Telecommunications	100	100
Turkcell Global Bilgi	Turkey	Customer relations management	100	100
Turktell	Turkey	Information technology, value added GSM services and entertainment investments	100	100
Turkcell Superonline	Turkey	Telecommunications, television services and content services	100	100
Turkcell Satis	Turkey	Sales and delivery	100	100
Eastasia	Netherlands	Telecommunications investments	100	100
Turkcell Teknoloji	Turkey	Research and development	100	100
Global Tower	Turkey	Telecommunications infrastructure business	100	100
Financell	Netherlands	Financing business	100	100
Rehberlik	Turkey	Directory Assistance	100	100
Lifecell Ventures	Netherlands	Telecommunications investments	100	100
Beltel	Turkey	Telecommunications investments	100	100
Turkcell Gayrimenkul	Turkey	Property investments	100	100
Global LLC	Ukraine	Customer relations management	100	100
UkrTower	Ukraine	Telecommunications infrastructure business	100	100
Turkcell Europe	Germany	Telecommunications	100	100
Turkcell Odeme	Turkey	Payment services and e-money license	100	100
lifecell	Ukraine	Telecommunications	100	100
Turkcell Finansman	Turkey	Consumer financing services	100	100
Beltower	Republic of Belarus	Telecommunications Infrastructure business	100	100
Turkcell Enerji	Turkey	Electricity energy trade and wholesale and retail electricity sales	100	100
Paycell	Ukraine	Consumer financing services	100	100
Lifecell Digital	Turkish Republic of Northern Cyprus	Telecommunications	100	100
Belarusian Telecom	Republic of Belarus	Telecommunications	80	80
Lifetech	Republic of Belarus	Research and development	78	78
TÖFAŞ (1)	Turkey	Payment services and e-money license	100	100
Inteltek	Turkey	Information and Entertainment Services	55	55
Azerinteltek	Azerbaijan	Information and Entertainment Services	28	28

(1) On February 16, 2018, Turkcell Ozel Finansman A.S., which will grant loans within the framework of Islamic financing principles for purchases of goods and services, was incorporated under the laws of Republic of Turkey.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2018
(Amounts expressed in thousands of Turkish Liras unless otherwise stated. Currencies other than Turkish Liras are expressed in thousands unless otherwise stated.)

20.	Subsequent events

The sale process of the bond issuance of the Company with an aggregate principal amount of USD 500,000, 10 year maturity, a redemption date of 11 April 2028 and a re-offer price of 97.779% with a fixed coupon rate of 5.80% per annum to qualified investors abroad was completed on 11 April 2018 and the notes are listed on the official list of Euronext Dublin (Irish Stock Exchange).
On 13 April 2018, Turkcell Finansman sold financial loans amounting to TL 100,000 to Aktif Yatırım Bankası A.Ş. Turkcell Varlık Finansman Fund (“Fund”) founded by Aktif Yatırım Bankası A.Ş.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.

Date: April 25, 2018	By:	/s/Zeynel Korhan Bilek
	Name:	Zeynel Korhan Bilek
	Title:	Investor Relations & Merger & Acquisition Director

TURKCELL ILETISIM HIZMETLERI A.S.

Date: April 25, 2018	By:	/s/Bulent Aksu
	Name:	Bulent Aksu
	Title:	Finance – Executive Vice President

TURKCELL ILETISIM HIZMETLERI A.S.

Date: April 25, 2018	By:	/s/Kamil Kalyon
	Name:	Kamil Kalyon
	Title:	Reporting Director